NIPPON STEEL CORPORATION
General Administration Division
6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-8071, Japan

04012507

January 22, 2004

04 FEB -2 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. Delamater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004 (telephone: 212-558-4000; facsimile: 212-558-3588).

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Very truly yours,

Nippon Steel Corporation

By [signature]
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

(Enclosures)

cc: Robert G. Delamater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex A

Tab A: Documents Sent to Shareholders of the Company

1	Semi-Annual Business Report for April to September 2003	November 26, 2003

Tab B: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2004 Term	November 6, 2003
2	Overview of the Non-Consolidated Interim Financial Statements for the March 2004 Term	November 6, 2003

Tab C: Annual Report

1	Annual Report: April 1, 2002 to March 31, 2003	August 2003

Tab D: News Releases Released on the Company's Homepage (July 19, 2003 to present)

Annex B

Documents Filed in Japanese with Japanese Authorities

Title	Filing Date	Notes
Semi-Annual Securities Report	November 6, 2003	Filed with the Kanto Zaimukyoku, the local authority under the Ministry of Finance.

File No. 82-5175

04 FEB -2 7:21

A 1

Semi-Annual Business Report for April to September 2003

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
Phone: 81-3-3242-4111
http://www.nsc.co.jp

To Our Shareholders

We hereby report the review of operations for the first half of fiscal 2003.

1. Operating Environment Surrounding Nippon Steel

The Japanese economy during the first half of fiscal 2003 (April 1 to September 30, 2003) showed signs of moderate recovery thanks to a rally in exports and private capital investment. A full-fledged recovery, however, failed to materialize.

In the steel industry, domestic steel demand held firm in such manufacturing sectors as the automobile and shipbuilding industries, which enjoyed brisk overseas demand, but remained sluggish in the construction industry. Exports of steel, on the other hand, remained high reflecting strong demand in China.

National crude steel output totaled 55.41 million tons for the first half of fiscal 2003, an increase of 0.78 million tons over the corresponding period of the previous year. Crude steel production by Nippon Steel during the same period reached 15.20 million tons, a gain of 0.20 million tons.

2. Business Review

(1) Commitments to Achieving the Medium-Term Consolidated Business Plan

With an eye toward the implementation of the Medium-Term Consolidated Business Plan (fiscal 2003 to 2005), Nippon Steel exerted maximum effort in achieving the goals set for the plan's first year.

In the steelmaking and steel fabrication sector, Nippon Steel placed highest priority on improving both domestic and overseas steel prices and prudently continued to fine-tune production and shipments in concert with demand trends. This contributed to a steady improvement in prices. Nippon Steel and its group companies united as one in maximizing efforts to cut costs and to execute other measures to improve profitability. The No. 4 blast furnace at the Kimitsu Works, which was reblown-in in May 2003, is definitely demonstrating the effectiveness of its investment.

Nippon Steel also continued its emphasis on promoting alliances with both domestic and overseas steel companies. In July 2003, Nippon Steel and Baoshan Iron & Steel Co., Ltd. (China) basically agreed to establish a joint venture in the Baoshan compound (Shanghai) to manufacture and sell automotive steel sheets. Among alliances with domestic steelmakers, Nippon Steel and Sumitomo Metal Industries, Ltd. integrated both companies' stainless steel businesses into a new, jointly established company named Nippon Steel & Sumikin Stainless Steel Corporation. This integration occurred on schedule in October 2003 in accordance with the *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split).

Nippon Steel conducted company-wide efforts to recover swiftly from a gas holder explosion that occurred at the Nagoya Works on September 3, 2003. Already nearly normal operations were restored by the end of that month. In this regard, we sincerely regret any inconvenience or concern of the people of the local community, customers and those concerned. Nippon Steel has already begun to implement thoroughgoing safety and disaster-prevention measures so that similar accident will never happen in the future.

The engineering and construction sector encountered a harsh business environment in the domestic market, as represented by the curtailment of expenditures for public works. However, aggressive marketing activities were rewarded with new orders, including a direct waste-melting plant for Shimada-city, Shizuoka —for a cumulative

total of 23 such plants in the environmental field, and the No. 7 Central Government Building—a private finance initiative (PFI) project ordered by the Japanese government. Overseas, marketing efforts focused on oil and natural gas development projects in Sakhalin, Russia, and Southeast Asia. At the same time, in the field of iron- and steelmaking plants, Nippon Steel intensified its pursuit of business opportunities in China through the establishment of a local subsidiary and by other means.

In the urban development sector, Nippon Steel City Produce, Inc., a wholly-owned subsidiary, is applying its unique capabilities as a developer to the projects to reevaluate assets throughout Japan. The company registered a high level of condominiums sales, mainly in the Tokyo metropolitan area.

In the chemicals sector, Nippon Steel Chemical Co., Ltd., a subsidiary of Nippon Steel, spearheads the chemicals operations of the Nippon Steel Group. Nippon Steel made Nippon Steel Chemical a wholly owned subsidiary through a share-for-share exchange (*Kabushiki Kokan*) on July 29, 2003 as scheduled. By also subscribing to a capital increase for Nippon Steel Chemical, Nippon Steel is putting an emphasis on dramatically strengthening Nippon Steel Chemical's management base.

In the area of silicon wafers, Nippon Steel sold all of its shares (45% of the outstanding shares) of Wacker NSCE Corporation, an affiliate of Nippon Steel accounted for by the equity method, to Wacker-Chemie GmbH group.

In the system solutions sector, the core operations of the Nippon Steel Group are spearheaded by NS Solutions Corporation, a consolidated subsidiary. In the environment in which system solutions business operations is becoming tighter, NS Solutions is highly rated for its advanced technological capabilities and has steadily implemented system projects that enhance customer competitiveness.

(2) Operating Revenues

As for non-consolidated operating results for the first half of fiscal 2003, although the gas holder explosion at the Nagoya Works had an adverse effect, improved domestic and overseas sales prices in the steelmaking and steel fabrication sector resulted in a total of ¥882.9 billion in sales during the first half of fiscal 2003 (an increase of ¥66.0 billion over the corresponding period of the previous year). Operating profits advanced to ¥67.7 billion (a gain of ¥42.7 billion over the corresponding period of the previous year); and ordinary profits rose to ¥47.1 billion (an improvement of ¥38.7 billion). After posting a special loss of ¥17.1 billion, the non-consolidated net income after income taxes for the first half of fiscal 2003 was ¥17.5 billion (compared to net loss of ¥1.4 billion in the corresponding term of a year earlier).

Under these circumstances and after careful consideration of their possible effect on the company's financial structure and other matters, Nippon Steel decided not to pay a mid-term dividend for the first half of fiscal 2003.

Consolidated sales for the first half of fiscal 2003 came to ¥1,336.9 billion (a gain of ¥85.9 billion over the corresponding period of the previous year). Consolidated operating profits were ¥89.0 billion (an increase of ¥47.6 billion), and consolidated ordinary profits were ¥68.1 billion (an improvement of ¥55.4 billion). However, a total special loss of ¥18.4 billion was posted for the first half of fiscal 2003, and consequently, consolidated net income for the first half of fiscal 2003 was ¥36.7 billion (compared to a net loss of ¥5.0 billion in the corresponding period of the previous year).

3. Outlook for Fiscal 2003

Given the current rapid appreciation of the yen on the exchange market and growing

uncertainties about the future of the U.S. economy, optimism is not yet warranted for the latter half of fiscal 2003.

In the steel industry, domestic demand is expected to surpass the level registered in the first half of fiscal 2003 due partly to seasonal factors. Nevertheless, the apprehension today is that steel inventories, led by steel sheets, continue to be at a high level and that stringent inventory controls are necessary. Steel exports in general will remain buoyant on the strength of firm demand in China and other East Asian countries. However, in light of the trend towards stronger yen on the exchange market, the deceleration of Korean economy and other emerging concerns, it is necessary to closely watch how these and other variables develop in the future. It is also feared that the prices of raw materials will soar due to the rapid expansion of the Chinese economy and other factors.

Amid such an anticipated business environment, Nippon Steel will remain steadfastly determined to improve sales prices. While prudently watching changes in demand and inventory levels, the company will fine-tune production and shipping. It also commits itself to the implementation of thorough cost-cutting measures etc. designed to improve profitability. In engineering and construction, as well as other sectors, every possible effort will be made to improve and strengthen profitability.

On a non-consolidated basis, Nippon Steel expects to achieve full-year (April 2003 to March 2004) sales of approximately ¥1,830.0 billion (¥1,789.7 billion in fiscal 2002); operating profits of approximately ¥160.0 billion (¥92.2 billion); ordinary profits of approximately ¥120.0 billion (¥48.3 billion); and a net income of approximately ¥55.0 billion (a net loss of ¥20.4 billion).

Nippon Steel's full-year projections for consolidated operating performance are: consolidated sales of approximately ¥2,890.0 billion (¥2,749.3 billion in fiscal 2002); consolidated operating profits of approximately ¥210.0 billion (¥142.9 billion); consolidated ordinary profits of approximately ¥160.0 billion (¥68.8 billion); and a consolidated net income of approximately ¥65.0 billion (a net loss of ¥51.6 billion).

We would like to take this opportunity to ask for the continued support and favor of our shareholders in these trying times.

Akira Chihaya
Representative Director and
Chairman of the Board of
Directors

Akio Mimura
Representative Director and
President

Operation Highlights

Page 3	Page 4
Relining work on the No. 4 blast furnace at the Kimitsu Works completed in May 2003. (photo) Blowing-in of No. 4 blast furnace at Kimitsu Works after relining	The Civil Engineering & Marine Construction Division in July 2003 completed a platform and pipeline that had been ordered by PTT-EP (Thailand). (photo) Platform delivered to PTT-EP
In July 2003, Nippon Steel and Baoshan Iron & Steel Co., Ltd. (China) signed a letter of intent basically agreeing to establish a joint venture to manufacture and sell automotive steel sheets. (photo) Signing of letter of intent in Shanghai	A consortium that includes Nippon Steel (Building Construction Division) as a representative was selected in April 2003 as the contractor for a project to redesign the No. 7 Central Government Building, a private finance initiative project ordered by the national government. (photo) Perspective of No. 7 Central Government Building upon completion (Chiyoda-ku, Tokyo)
In October 2003, Nippon Steel and Sumitomo Metal Industries, Ltd. integrated their respective stainless steel businesses into a new, jointly established company named Nippon Steel & Sumikin Stainless Steel Corporation in accordance with the *Kyodo Shinsetsu Bunkatsu* (the joint establishment of new companies by corporate split). (photo) Press conference on the establishment of Nippon Steel & Sumikin Stainless Steel Corporation and the company logo	The Environment & Waterworks Solutions Division completed a waste melting plant for Genkai Environment Association in June 2003, bringing the cumulative record of deliveries of this plant to twenty. (photo) Munakata cleaning plant (Eco-Park Munakata, Munakata, Fukuoka Pref.)

Page 5	Page 6
In the urban development business, Nippon Steel City Produce, Inc., a wholly owned subsidiary, is promoting projects to reevaluate assets. In a project to develop the idle land that had been used for company housing for the Sakai Works in Hanada, construction has started on a large-scale commercial facility targeted to open in the autumn of 2004. (photo) Hanada development project (Sakai, Osaka)	In titanium operations, the range of applications for titanium has rapidly expanded to include a variety of new uses that includes construction materials employed in domestic and overseas projects as well as components for automobiles and ships. While striving to further expand its growth in these areas, Nippon Steel continues to retain its position as a leading maker of rolled titanium products. (photo) Nippon Steel's "titanium roofing of temples" received in October 2003 Good Design Award for 2003 (Japan Industrial Design Promotion Organization).
Developing from its start in the coal chemicals business, Nippon Steel Chemical Co., Ltd. is now making efforts to expand its operations into electronics materials and specialty chemicals, in addition to styrene monomers and other petrochemical products. Nippon Steel made Nippon Steel Chemical a wholly owned subsidiary through a share-for-share exchange (*kabushiki kokan*) on July 29, 2003. (photo) ESPANEX (adhesive-free, copper-clad laminated sheets for flexible printed circuit boards) and application examples	The core operations of the system solutions business of the Nippon Steel Group are spearheaded by NS Solutions Corporation, a consolidated subsidiary. Its advanced technological capabilities as a solution provider and its rich record of achievement have earned the high ratings among users. (photo) Information system operations and monitoring services being provided at the data service center under strict security measures Certification for information security management
The New Materials Division, working jointly with subsidiary companies, supplies advanced materials for such high-technology fields as semiconductors, carbon fibers and carbon composites. Now that the chemical/mechanical polishing (CMP) process is gaining importance in the semiconductor manufacturing process, higher growth is expected for Nippon Steel's CMP Pad Conditioner.	The Nippon Steel Environmental Report for 2003 introduces the company's wide-ranging commitments to environmental preservation in line with the five major pillars worked out in the Medium-Term Consolidated Business Plan. Efforts, for example, to implement countermeasures against global warming and to participate in the structuring of a recycling-oriented society are being promoted.

(photo) CMP Pad Conditioner that has realized no falling-off of diamond grits	(photo) Nippon Steel Environmental Report 2003* (published in September 2003) *This report can be found on the "Environment" page of the Nippon Steel website (http://www.nsc.co.jp)

Shareholder Reference Information

Closing date of accounts:	March 31
Annual general meeting of shareholders:	Late June
Record date:	The shareholders who should exert the rights of shareholders at the annual general meeting of shareholders shall be those registered as such with voting rights in the final register of shareholders as of March 31 every year.
Stock transfer	
Transfer agent:	The Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574
Section in charge:	Transfer Agent Division, the Chuo Mitsui Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063 Tel: 03-3323-7111
Service offices:	Branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head office, branches and sub-branch offices of Japan Securities Agents, Ltd.
Fee	
Transfer fee:	Free of charge
New certificate issuance fee:	Stamp duty equivalent involved in issuance of new share certificate, plus the incidental consumption tax. Free of charge in the event of consolidation of shares and where the space overleaf (to write stock transfer related matters) is completely filled.
Registration formalities regarding loss of share certificate:	¥8,600 per application and ¥500 per share certificate, plus the incidental consumption tax.
Purchase (or sale) of less than one unit share (*tangenkabu*):	The fee obtained by proportionally dividing the equivalent of the brokerage commission charged for the purchase or sale of one unit share (*tangenkabu*) on the Tokyo Stock Exchange among the less-than-one-unit shares (*tangenkabu*) purchased (or sold), plus the incidental consumption tax.
Media of public notice:	*Nihon Keizai Shimbun* (daily newspaper)

Website to provide information on the balance sheets and the statement of income	http://www0.nsc.co.jp/kessan/ (The "0" of www0 of the address is the numerical figure 0.)

Notice: Application forms necessary for notification of change of address, request for registration of changes of shareholders and request for purchase of share certificates less than one unit shares are available 24 hours from the transfer agent at toll-free call 0120-87-2031.

B/1

Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2004 Term (April 1 to September 30, 2003)

November 6, 2003

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo, Japan
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: November 6, 2003
Application of U.S. Accounting Principles: No

1. Consolidated Performance for the September 2003 Interim Term (April 1, 2003 to September 30, 2003)

(1) Consolidated Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
September 2003 interim term	1,336,936	6.9	89,026	115.2	68,137	437.4
September 2002 interim term	1,250,940	3.5	41,370	26.7	12,679	46.9
March 2003 fiscal term	2,749,306		142,961		68,879	

	(Interim) net income		(Interim) net income per share	Fully diluted (interim) net income per share
	¥ Million	(%)	¥	¥
September 2003 interim term	36,730	—	5.48	5.46
September 2002 interim term	(5,069)	—	(0.75)	—
March 2003 fiscal term	(51,686)	—	(7.70)	—

Notes:

1) Equity in net income of unconsolidated subsidiaries and affiliates:
   September 2003 interim term: ¥7,991 million
   September 2002 interim term: ¥(3,497) million
   March 2003 term: ¥(20,418) million
2) Average number of shares outstanding during the term (consolidated)
   September 2003 term: 6,697,504,238
   September 2002 term: 6,792,914,954
   March 2003 term: 6,735,016,953
3) Change in accounting method: No
4) Percentages for sales, operating profit, ordinary profit and interim net income show year-over-year changes.

(2) Consolidated Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2003 interim term	3,802,846	894,437	23.5	132.56
September 2002 interim term	3,912,258	873,463	22.3	128.59
March 2003 fiscal term	3,757,175	789,443	21.0	118.74

Note:
Total number of shares outstanding at the term-end (consolidated)
September 2003 term: 6,747,603,820
September 2002 term: 6,792,801,397
March 2003 term: 6,647,565,298

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Cash and cash equivalents at the end of the interim term
	¥ Million	¥ Million	¥ Million	¥ Million
September 2003 interim term	94,952	(36,165)	(45,052)	88,603
September 2002 interim term	133,514	(124,417)	(13,805)	64,680
March 2003 fiscal term	334,502	(147,088)	(177,003)	76,603

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 259
Number of non-consolidated subsidiaries accounted for by the equity method: —
Number of affiliates accounted for by the equity method: 81

(5) Changes in the Scope of Consolidation and Application of the Equity Method

Consolidation (newly included): 4 (excluded): 3
Equity method (newly applied): 1 (excluded): 6

2. Forecast Consolidated Performance for the March 2004 Term (from April 1, 2003 to March 31, 2004)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
March 2004 fiscal term (full year)	2,890,000	160,000	65,000

Reference: Forecast net income per share (full year): 9.63 yen

Note: The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Interim-Term Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2003 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Tasks Ahead" on page 29.

<Accompanying Materials>

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 259 consolidated subsidiaries and 81 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outlined below.

◎Major consolidated subsidiaries

○Major affiliates accounted for by the equity method


Steelmaking and steel fabrication (219 companies including Nippon Steel Corporation)
◎Nittetsu Steel Sheet Corporation.
◎Hokkai Iron & Coke Co., Ltd.
◎Osaka Steel Co., Ltd.
◎Nippon Steel Metal Products Co., Ltd.
◎Nittetsu Steel Pipe Co., Ltd.
◎Nippon Steel Logistics Co., Ltd.
◎Nippon Steel Shipping Co., Ltd.
◎Nippon Steel Welding Products & Engineering Co., Ltd.
◎Nippon Steel Drum Co., Ltd.
◎Nippon Steel Blast Furnace Slag Cement Co., Ltd.
◎Nittetsu Cement Co., Ltd.
◎Nittetsu Elex Co., Ltd.
◎Nippon Steel Transportation Co., Ltd.
◎Nippon Steel U.S.A., Inc.
◎Nippon Steel Australia Pty. Limited
◎Siam Nippon Steel Pipe Co., Ltd.
◎Nippon Steel Development Canada Ltd.
○Nichia Steel Works Ltd
○Japan Casting & Forging Corp.
○Krosaki Harima Corporation
○Taihei Kogyo Co., Ltd.
○Nittetsu Mining Co., Ltd.
○Geostr Corporation
○Daiwa Can Company
○Seitetsu Unyu Co., Ltd.
○Sanko Metal Industrial Co., Ltd.
○Takasago Tekko K.K.
○Suzuki Metal Industry Co., Ltd.
○Sanyu Co., Ltd.
○The Siam United Steel (1995) Company Limited
○Guangzhou Pacific Tinplate Co., Ltd.
Others
Sale and purchase of products, etc.
Processing, and transportation and cargo handling of raw materials, products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Engineering and construction (20 companies including Nippon Steel Corporation)
Lease of real estate
Urban development (17 companies including Nippon Steel Corporation)
◎Nippon Steel City Produce, Inc.
Service and operational outsourcing
Sale and purchase of products, etc.
Chemicals and nonferrous materials (42 companies including Nippon Steel Corporation)
◎Nippon Steel Chemical Co., Ltd.
◎Yutaka Electric Mfg. Co., Ltd.
Others
System development, maintenance and administration on consignment
System solutions (14 companies)
◎NS Solutions Corporation
Others
Sale and purchase of products, etc.
<Other businesses>
Power supply (Nippon Steel Corporation)
Sale and purchase of products, etc.
Services and others (31 companies)
◎Nittetsu Finance Co., Ltd.
◎Sunvenus Takarazuka Co., Ltd.
◎Nittetsu Kagoshima Geothermal Co., Ltd.
◎Nippon Steel International Finance PLC
◎Nippon Steel Southeast Asia Pte. Ltd.
◎Space World, Inc.
○Nippon Steel Trading Co., Ltd.
○Kyushu Oil Company Limited
○Tetra Co., Ltd.
Others

Of the subsidiaries owned by the Corporation at the end of this consolidated interim term (September 30, 2003), the companies for which their stocks are listed (or publicly-traded) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Nittetsu Steel Sheet Corporation	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nittetsu Steel Pipe Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
NS Solutions Corporation	First Section of the Tokyo Stock Exchange

(Note)
Nippon Steel Chemical Co., Ltd., a consolidated subsidiary of the Corporation, was delisted from the stock exchange on July 23, 2003 due to the conversion of Nippon Steel Chemical to a wholly-owned subsidiary of Nippon Steel.

(2) Overview of Subsidiaries and Affiliates

a. The Overview of Subsidiaries and Affiliates published in the "Annual Securities Report 78th Term (from April 1, 2002 to March 31, 2003)" is the following. Changes in these subsidiaries and affiliates for the April-September 2003 period are described on page 23, b.

1) Major consolidated subsidiaries and affiliates accounted for by the equity method

[Major consolidated subsidiaries]

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with Nippon Steel Corporation
Nittetsu Steel Sheet Corporation	Koto-ku, Tokyo	11,019	Steelmaking and steel fabrication	58.8%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Hokkai Iron & Coke Co., Ltd.	Muroran, Hokkaido	9,255	Steelmaking and steel fabrication	80.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells iron ores, etc. to and purchases pig iron, etc. from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Osaka Steel Co., Ltd.	Taisho-ku, Osaka, Osaka	8,769	Steelmaking and steel fabrication	61.7% (0.2%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases billets from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Metal Products Co., Ltd.	Koto-ku, Tokyo	5,912	Steelmaking and steel fabrication	83.6% (0.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nittetsu Steel Pipe Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa	3,497	Steelmaking and steel fabrication	57.0% (2.7%)	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products and consigns the processing of pipes and tubes to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Logistics Co., Ltd.	Chuo-ku, Tokyo	2,238	Steelmaking and steel fabrication	59.7% (2.8%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Shipping Co., Ltd.	Chiyoda-ku, Tokyo	2,227	Steelmaking and steel fabrication	76.0%	1) Directors' posts held One director and two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation of raw materials of steel, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Welding Products & Engineering Co., Ltd.	Chuo-ku, Tokyo	2,200	Steelmaking and steel fabrication	68.2%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Drum Co., Ltd.	Koto-ku, Tokyo	1,654	Steelmaking and steel fabrication	55.3% (0.2%)	1) Directors' posts held One employee of the Corporation holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Blast Furnace Slag Cement Co., Ltd.	Kokurakita-ku, Kitakyushu, Fukuoka	1,500	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns the manufacturing of ground slag powder and sells it to this subsidiary. The Corporation purchases slag cement products from the subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Cement Co., Ltd.	Muroran, Hokkaido	1,500	Steelmaking and steel fabrication	55.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells blast furnace slags as raw materials of cement to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Elex Co., Ltd.	Chuo-ku, Tokyo	1,032	Steelmaking and steel fabrication	90.3%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns the design, maintenance and construction regarding electrical instrumentation apparatus to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Transportation Co., Ltd.	Yawatahigashi-ku, Kitakyushu, Fukuoka	500	Steelmaking and steel fabrication	87.8% (9.0%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel U.S.A., Inc.	New York, New York, U.S.A.	(US$ Million) 22	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Australia Pty. Limited	Sydney, New South Wales, Australia	(A$Million) 21	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One director and four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Siam Nippon Steel Pipe Co., Ltd	Bangkok, Thailand	(Million Baht) 779	Steelmaking and steel fabrication	60.8%	1) Directors' posts held Two employees of the Corporation concurrently hold the position of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Development Canada Ltd.	Calgary, Alberta, Canada	(C$Million) 10	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases coal from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel City Produce, Inc.	Chuo-ku, Tokyo	5,750	Urban development	100.0%	1) Directors' posts held One director of the Corporation concurrently holds the positions of directors of this subsidiary. 2) Transactions The Corporation rents real estates from and consigns facility management, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Chemical Co., Ltd.	Shinagawa-ku, Tokyo	40,966	Chemicals and nonferrous materials	67.8% (0.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells coking coal, etc., to and purchases coke, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Yutaka Electric Mfg. Co., Ltd.	Nakahara-ku, Kawasaki, Kanagawa	1,250	Chemicals and nonferrous materials	100.0%	1) Directors' posts held Three employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases power supply equipment, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
NS Solutions Corporation	Chuo-ku, Tokyo	12,952	System solutions	72.2%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns development, maintenance and operation of computer systems, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Space World, Inc.	Yawatahigashi-ku, Kitakyushu, Fukuoka	2,000	Services and others	46.0% (5.0%) [5.0%]	1) Directors' posts held One employee of the Corporation concurrently holds the positions of directors of this subsidiary. 2) Transactions The Corporation purchases the right to use the theme park managed by this subsidiary as advertisement media. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans and commits to provide guarantee of loans for a part of the business funds of this subsidiary. The Corporation leases a part of its land to this subsidiary.
Nittetsu Finance Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Services and others	100.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions This subsidiary finances other subsidiaries. 3) Financial support, equipment lease and business tie-ups The Corporation finances for a part of business funds of this subsidiary.
Sunvenus Takarazuka Co., Ltd.	Takarazuka, Hyogo	775	Services and others	100.0% (18.5%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None

Nittetsu Kagoshima Geothermal Co., Ltd.	Chuo-ku, Tokyo	700	Services and others	70.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel International Finance PLC	London, U.K.	(US$ Million) 10	Services and others	100.0%	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Southeast Asia Pte. Ltd.	Singapore	(S$Million) 16	Services and others	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

[Major affiliates accounted for by the equity method]

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nichia Steel Works Ltd	Amagasaki, Hyogo	8,604	Steelmaking and steel fabrication	24.3%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Japan Casting & Forging Corp.	Chiyoda-ku, Tokyo	6,000	Steelmaking and steel fabrication	42.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel scraps, etc. to and purchases steel forgings, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Krosaki Harima Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka	5,537	Steelmaking and steel fabrication	45.7%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Taihei Kogyo Co., Ltd.	Chuo-ku, Tokyo	5,468	Steelmaking and steel fabrication	38.0% (2.3%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns construction and operation related to steel manufacturing to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nittetsu Mining Co., Ltd.	Chiyoda-ku, Tokyo	4,176	Steelmaking and steel fabrication	20.4%	1) Directors' posts held None 2) Transactions The Corporation purchases limestone from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Geostr Corporation	Bunkyo-ku, Tokyo	3,352	Steelmaking and steel fabrication	26.1% (1.2%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. Subsidiar(ies) of the Corporation purchase concrete materials from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Daiwa Can Company	Chuo-ku, Tokyo	2,400	Steelmaking and steel fabrication	33.4%	1) Directors' posts held None 2) Transactions The Corporation sells tinplate and tin-free steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Seitetsu Unyu Co., Ltd.	Kimitsu, Chiba	2,000	Steelmaking and steel fabrication	30.5%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials for ironmaking, steel products, etc., to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Sanko Metal Industrial Co., Ltd.	Minato-ku, Tokyo	1,980	Steelmaking and steel fabrication	17.3% (1.5%)	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Takasago Tekko K.K.	Itabashi-ku, Tokyo	1,504	Steelmaking and steel fabrication	19.4%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Suzuki Metal Industry Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Steelmaking and steel fabrication	22.2%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanyu Co., Ltd.	Hirakata, Osaka	1,028	Steelmaking and steel fabrication	17.3% (1.4%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
The Siam United Steel (1995) Company Limited	Rayong, Thailand	(Million Baht) 9,000	Steelmaking and steel fabrication	36.3%	1) Directors' posts held Three directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Guangzhou Pacific Tinplate Co., Ltd.	Guangzhou, China	(US$ Million) 36	Steelmaking and steel fabrication	27.3%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells cold-rolled steel sheets to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Wacker NSCE Corporation	Chuo-ku, Tokyo	13,500	Chemicals and nonferrous materials	45.0%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation is entrusted with research and development of this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this affiliate.

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nippon Steel Trading Co., Ltd.	Koto-ku, Tokyo	8,750	Services and others	39.6% (2.4%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products, etc., to and purchases raw materials and fuels, etc. from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Kyushu Oil Company Limited	Chiyoda-ku, Tokyo	6,300	Services and others	36.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation purchases heavy oil, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Tetra Co., Ltd.	Shinjuku-ku, Tokyo	2,251	Services and others	22.4% (1.5%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation's subsidiar(ies) sell steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Notes:

1. The name of the relevant industry segment is stated in the "principal business" column.
2. Nittetsu Steel Sheet Corporation, Osaka Steel Co., Ltd., Nittetsu Steel Pipe Co., Ltd., Nippon Steel Logistics Co., Ltd., Nippon Steel Drum Co., Ltd., Nippon Steel Chemical Co., Ltd., Nichia Steel Works Ltd., Krosaki Harima Corporation, Taihei Kogyo Co., Ltd., Nittetsu Mining Co., Ltd., Geostr Corporation, Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Suzuki Metal Industry Co., Ltd., Sanyu Co., Ltd., Nippon Steel Trading Co., Ltd. and Tetra Co., Ltd. submit their own Annual and Semi-Annual Securities Reports. Further, NS Solutions Corporation submits its own Securities Registration Statements.
3. Space World, Inc. is categorized as subsidiaries because the Corporation substantially controls the company although voting right of the Corporation is 50% or less.
4. Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K. and Sanyu Co., Ltd. are categorized as affiliates because the Corporation has substantial influence on these companies although voting rights of the Corporation is below 20%.
5. Of the voting right percentage, indirect ownership is shown in parentheses ( ) and is inclusive of the indicated number. The figures in brackets [ ] indicate the percentage of shareholders who have close relationships with the Corporation or those who have agreed to the Corporation's control, and is exclusive of the indicated number.
6. "2) Transactions" under the "Relationship with the Corporation" column includes transactions through trading companies.

7. Nippon Steel Chemical Co., Ltd., Space World, Inc. and Japan Development, Inc. (a Corporation's affiliate accounted for by the equity method) are in the state of negative net worth, which has important effect on the consolidated financial statements of the Corporation. Excessive liabilities at the end of March 2003 amounted to ¥19,852 million for Nippon Steel Chemical, ¥20,295 million for Space World and ¥13,630 million for Japan Development.
8. Consolidated subsidiaries other than those listed above numbers 231, and the affiliates to which the equity method was applied other than those listed above numbers 68. The names of these companies (consolidated subsidiaries and affiliates accounted for by the equity method) and locations (only for consolidated subsidiaries) are enumerated in "2) Other consolidated subsidiaries and affiliates accounted for by the equity method" below.
9. The Corporation intends to sell all of its shares of Wacker NSCE Corporation, a Corporation's affiliate accounted for by the equity method, to Wacker-Chemie GmbH Group by September 30, 2003. Along with this, Wacker-Chemie GmbH Group is to hold all of the shares of Wacker NSCE Corporation.

2) Other consolidated subsidiaries and affiliates accounted for by the equity method
[Other consolidated subsidiaries]

Company name	Location
Aibias Co., Ltd.	Muroran, Hokkaido
Ichi Raw Concrete	Kitahiyamacho, Setana-gun, Hokkaido
Iwate Carton Co., Ltd.	Kamaishi, Iwate
SA Carbon Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
SK Oil Service	Tobata-ku, Kitakyushu, Fukuoka
SBC Techno Research Kyushu Corporation	Oita, Oita
NH International	Chuo-ku, Tokyo
NS Accounting Service Co., Ltd.	Chiyoda-ku, Tokyo
NS. L. Service Corp.	Tobata-ku, Kitakyushu, Fukuoka
NS Wind Power Hibiki	Wakamatsu-ku, Kitakyushu, Fukuoka
NS Energy Sodegaura Co., Ltd.	Chiyoda-ku, Tokyo
NS Energy Nobeoka Co., Ltd.	Chiyoda-ku, Tokyo
NS Construction	Chiyoda-ku, Tokyo
NS Solutions (Oita) Corporation	Oita, Oita
NS Solutions (Kansai) Corporation	Fukushima-ku, Osaka, Osaka
NS Solutions (Kanto) Corporation	Kimitsu, Chiba
NS Solutions (Chubu) Corporation	Tokai, Aichi
NS Solutions (Tokyo) Corporation	Chuo-ku, Tokyo
NS Solutions (Nishi Nihon) Corporation	Hakata-ku, Fukuoka, Fukuoka
NS Nephtegazstroy Limited	Chiyoda-ku, Tokyo
NS Business Service	Chiyoda-ku, Tokyo
NS Insurance Service	Chuo-ku, Tokyo
Nippon Steel Resource Net	Chiyoda-ku, Tokyo
NCI Systems Integration, Inc.	Nakano-ku, Tokyo
NCE Co., Ltd.	Koto-ku, Tokyo
ND Kigyo	Koto-ku, Tokyo
Area Service Inc.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Elex Setsubi Service	Yawatanishi-ku, Kitakyushu, Fukuoka
Oita Setsubi Sekkei	Oita, Oita
Osaka Shinunyu Co., Ltd.	Sakai, Osaka, Osaka
Osaka Bussan Trading Co., Ltd.	Chuo-ku, Osaka, Osaka
Oshima Jidosha Kogyo	Yakumocho,
	Yamakoshi-gun, Hokkaido
Oshima Sogyo	Yakumocho, Yamakoshi-gun, Hokkaido
Kamogawa Kogyo	Mobara, Chiba
Kankyo Engineering Co., Ltd.	Chiyoda-ku, Tokyo
Kankyo Gijyutsu Consultant	Kimitsu, Chiba
Kansai Auto-Recycle	Himeji, Hyogo
Kansai Tekkou Center	Konohana-ku, Osaka, Osaka
Kantou Nichiun Co., Ltd.	Akaboricho, Sanami-gun, Gunma
Kimitsu Steel Pipe Galvanizing Co., Ltd.	Kimitsu, Chiba
Kyushu Gas Center	Tobata-ku, Kitakyushu, Fukuoka
Kyushu Technoresearch Corporation	Tobata-ku, Kitakyushu, Fukuoka
Kyusyu Electrical Steel Services Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
K.T.C.	Konohana-ku, Osaka, Osaka
KT Transformers	Aoba-ku, Sendai, Miyagi
Chemirite, Ltd.	Chuo-ku, Tokyo
Koei Sangyo	Himeji, Hyogo
Konan Corporation	Konan, Aichi
Sakako Corporation	Sakaide, Kagawa
Satsukon Unyu	Higashi-ku, Sapporo, Hokkaido
Sanvilla	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sankyou Kensetsu	Chiyoda-ku, Tokyo
Sanbinas Tachikawa	Tachikawa, Tokyo
Sanyo Drum Industrial	Kurashiki, Okayama
Sunrest	Tobata-ku, Kitakyushu, Fukuoka
Seaside Spa	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Steel Chemical Carbon Co., Ltd.	Chuo-ku, Tokyo
Shinnikka Environmental Engineering Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
NSCC Trading Co., Ltd.	Shinagawa-ku, Tokyo
NSCC Polymer Co., Ltd.	Yachiyo, Chiba
Nippon Steel Chemical Rock Wool Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Steel Esment Kanto Co., Ltd.	Kimitsu, Chiba
Shin-Nittetsu Chubu Esment	Tokai, Aichi
Shin-Nihon Tekko	Yawatahigasi-ku, Kitakyushu, Fukuoka

Company name	Location
Nippon Thermal Engineering Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka
Nippon Bisphenol Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nippon Phenol Co., Ltd.	Shinagawa-ku, Tokyo
Hokkai Steel Works Co., Ltd.	Otaru, Hokkaido
Stainless Hikari	Hikari, Yamaguchi
Snowkus	Kamiisocho, Kamiiso-gun, Hokkaido
Spina Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sumiyo Corporation	Kashiwa, Chiba
Sekihoku Raw Concrete	Tomacho, Kamikawa-gun, Hokkaido
Solnet	Yawatahigasi-ku, Kitakyushu, Fukuoka
Taisei Raw Concrete	Taiseicho, Kuon-gun, Hokkaido
Daido Kenzai Kogyo	Chuo-ku, Osaka, Osaka
Daido Steel Sheet Corporation	Amagasaki, Hyogo
Daido Tekki	Amagasaki, Hyogo
Taihei Kigyo Co., Ltd.	Chiyoda-ku, Tokyo
Taiyo Steel Co., Ltd.	Funabashi, Chiba
Taiyo Steel Products	Chuo-ku, Tokyo
Chukyo Seisen Co., Ltd.	Nishiharu-cho, Nishikasugai-gun, Aichi
Chyubu Kosan	Tahara-cho, Atsumi-gun, Aichi
Tsurumi Steel Tube Co., Ltd.	Iwaki, Fukushima
Tyest Life	Chiyoda-ku, Tokyo
Tetu Buil Co., Ltd.	Sakai, Osaka
Tokai Color Co., Ltd.	Wakamatsu-ku, Kitakyushu, Fukuoka
Tokai Co-operative Power Company Inc.	Tokai, Aichi
Tokai Technoresearch Corporation	Tokai, Aichi
Tokai Special Steel Co., Ltd.	Tokai, Aichi
Tokyo Nichiun	Chuo-ku, Tokyo
Toto Engi	Yodogawa-ku, Osaka, Osaka
Tohto Kasei Co., Ltd.	Chuo-ku, Tokyo
Tohoku NS Solutions Corporation	Aoba-ku, Sendai, Miyagi
Toyo Shipping	Chuo-ku, Tokyo
Toyonokuni NS Management	Oita, Oita
Toyohashi Koun Co., Ltd.	Toyohashi, Aichi
Toyohara Raw Concrete	Kamiiso-cho, Kamiiso-gun, Hokkaido
Nagoya Esment Co., Ltd.	Tokai, Aichi
NEEC System Technology	Chuo-ku, Tokyo

Company name	Location
Nishikawa Raw Concrete	Nishikawa-cho, Nishimurayama-gun, Yamagata
Saikou Butsuryu	Uto, Kumamoto
Nichiun Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nichiun Service Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nichibutsu Service	Himeji, Hyogo
Nichiyoko Tech Service	Narashino, Chiba
Nikkan Seizou Business Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa
Nikken Service Co., Ltd.	Koto-ku, Tokyo
Nikken Birukon Co., Ltd.	Koto-ku, Tokyo
Nippon Steel Metal Products Fence Engineering	Taito-ku, Tokyo
Nikken Plant	Chuo-ku, Tokyo
Nikken Metal Co., Ltd.	Chuo-ku, Tokyo
Nikko System	Chuo-ku, Tokyo
Nittai Corporation	Noda, Chiba
Nittech Research Corporation	Himeji, Hyogo
Nittetsu Water Corporation	Chiyoda-ku, Tokyo
Nittetsu Unyu Systems	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Unyu Soko	Tobata-ku, Kitakyushu, Fukuoka
Nippon Steel Engineering Osaka Co., Ltd.	Sakai, Osaka
Nittetsu Chemical Engineering Co., Ltd.	Itabashi-ku, Tokyo
Nittetsu Chemical Engineering Kyushu Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Environmental Plant Service Corporation	Tobata-ku, Kitakyushu, Fukuoka
Japan Technical Information Service	Chiyoda-ku, Tokyo
Nittetsu Credit Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Koukan Tusyo	Chuo-ku, Tokyo
Nittetsu Column Co., Ltd.	Naka-ku, Yokohama, Kanagawa
Nippon Steel Composite Corporation	Chuo-ku, Tokyo
Nippon Steel Civil Construction Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel & Sumikin Welding Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Technoresearch Corporation	Takatsu-ku, Kawasaki, Kanagawa
Nittetsu Denji Techno Co., Ltd.	Miwacho, Kaifu-gun, Aichi
Nittetsu Drum Techno	Hanamigawa-ku, Chiba,

Company name	Location
	Chiba
Nippon Steel Hardfacing Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Hyper-Metal Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Oita Ltd.	Oita, Oita
Nittetsu Business Promote Osaka Ltd.	Sakai, Osaka
Nittetsu Business Promote Kansai Ltd.	Himeji, Hyogo
Nittetsu Business Promote Kanto Ltd.	Kimitsu, Chiba
Nittetsu Business Promote Kitakyushu Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Chugoku Ltd.	Hikari, Yamaguchi
Nittetsu Business Promote Tokai Ltd.	Tokai, Aichi
Nittetsu Business Promote Hokkaido Ltd.	Muroran, Hokkaido
Nittetsu Hitachi Systems Engineering, Inc.	Chiyoda-ku, Tokyo
Nippon Steel Human Resources Development Co., Ltd.	Mihama-ku, Chiba, Chiba
Nittetsu Fine Products Co., Ltd.	Kamaishi, Iwate
Nittetsu Butsuryu Computer System, Co., Ltd.	Nakamura-ku, Nagoya, Aichi
Nittetsu Butsuryu Computer System Oita	Oita, Oita
Nittetsu Butsuryu Computer System Himeji	Himeji, Hyogo
Nittetsu Plant Kensetsu	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Plant Designing Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Bridge	Wakamatsu-ku, Kitakyushu, Fukuoka
Nittetsu Corrosion Prevention Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Hokkaido Control System Co.	Muroran, Hokkaido
Nippon Steel Bolten Co., Ltd.	Yukuhashi, Fukuoka
Nippon Micrometal Corporation	Iruma, Saitama
Nittetu Muroran Engineering Co., Ltd.	Muroran, Hokkaido
Nippon Steel Engineering Yawata Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nitto Lite Co., Ltd.	Ashikaga, Tochigi
Nippo Marine	Chiyoda-ku, Tokyo
Nippon Elec Co., Ltd.	Meguro-ku, Tokyo

Company name	Location
Nippon Contec Co. Ltd.	Chuo-ku, Tokyo
Nihon Steel Co., Ltd.	Kishiwada, Osaka
Nippon Styrene Monomer Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Tubular Products Co., Ltd.	Nakatsu, Oita
Nippon Rock Wool Corporation	Shinagawa-ku, Tokyo
New Fuji	Muroran, Hokkaido
Niremikkusu	Muroran, Hokkaido
North Technoresearch Corporation	Muroran, Hokkaido
Hard Kikou Co., Ltd.	Kisarazu, Chiba
Higashi-Nippon Butsuryu	Kamaishi, Iwate
Hirohata Kyodo Hatsuden	Himeji, Hyogo
Hirohata Kohan Industrial Co., Ltd.	Himeji, Hyogo
Fugaku Bussan Co., Ltd.	Minato-ku, Tokyo
Fujigawa Koki	Fujinomiya, Shizuoka
Fuji Kenzai	Kamiisocho, Kamiiso-gun, Hokkaido
Fuji Consultant	Muroran, Hokkaido
Fuji Tekko Center	Mihama-ku, Chiba, Chiba
Fuji Truck	Muroran, Hokkaido
Blazers Sports Club Co., Ltd.	Sakai, Osaka
Hoei Koki	Fuji, Shizuoka
Hokuhan Kinzoku	Ebetsu, Hokkaido
Hokkai Koki Co., Ltd.	Ebetsu, Hokkaido
Hokkai Steel Service	Ebetsu, Hokkaido
Hokkaido NS Solutions Corporation	Muroran, Hokkaido
Hotel New Kanda	Chiyoda-ku, Tokyo
Marine Kosan	Chiyoda-ku, Tokyo
Miyano Kaiun	Chuo-ku, Tokyo
U-Wa Tech Co., Ltd.	Futtsu, Chiba
Yutaka Electronics Inc.	Bunsuimachi, Nishikanbara, Niigata
Yoyu	Chiyoda-ku, Tokyo
Yokohama Super Factory	Tsurumi-ku, Yokohama, Kanagawa
Life Building Service	Koto-ku, Tokyo
LIT Furniture	Tsurumi-ku, Yokohama, Kanagawa
Rental All Sapporo	Shiraishi-ku, Sapporo, Hokkaido
Y・S・F Consulting	Chiyoda-ku, Tokyo
Shanghai Nikken Dezhong Refining Steel Material Co., Ltd.	Shanghai, China
Shenzhen Meiyang Plastic Limited	Shenzhen, China
Nippon Steel (Shanghai)	Shanghai, China
Dailan Nitto Plastic Molding Co., Ltd.	Dailan, China

Company name	Location
Meiyang Hong Kong Limited	Hong Kong, China
Hosei Shipping S.A.	Panama City, Panama
Kazusa Shipping S.A.	Panama City, Panama
Kyomi Shipping S.A.	Panama City, Panama
Nippon Elec (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
Nippon Steel Brasil Investmento Limitada	Rio de Janeiro, Brazil
Nippon Steel International Finance (Netherlands) B.V.	Haarlem, Netherlands
Nippon Steel-Kawada Bridge, Inc.	New York, New York, U.S.A.
Nippon Steel Newcastle Pty. Ltd.	Hamilton, N.S.W., Australia
Nippon Steel Plant & Machinery, Inc.	Wilmington, Del., U.S.A.
Nippon Steel PMD Industria Ltda.	Sao Paulo-SP, Brasil
Nippon Steel Transportation (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nittetsu Micrometal Corporation Philippines	Batangas, Philippines
NL U.S.A. Co., Ltd.	Wilmington, Del., U.S.A.
NL Zama Corporation	New York, New York, U.S.A.
NSCC Asia Ltd.	Hong Kong, China

Company name	Location
NSCC Compounds (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
NS Bridge Construction, Inc.	New York, New, York, U.S.A.
NS Finance, Inc.	Wilmington, Del., U.S.A.
Ns Finance III, Inc.	Wilmington, Del., U.S.A.
NS Invest, Inc.	Wilmington, Del., U.S.A.
NS Invest II, Inc.	Wilmington, Del., U.S.A.
NS Kote, Inc.	Wilmington, Del., U.S.A.
NS Sales, Inc.	Wilmington, Del., U.S.A
NS Tek, Inc.	Wilmington, Del., U.S.A
P. T. Nippon Steel Batam Offshore Service	Batam, Indonesia
P. T. Nippon Steel Construction Indonesia	Jakarta, Indonesia
P. T. Yukata Electric Mfg. Indonesia	Sumatora Utara, Indonesia
Siam Nippon Steel Logistics Co., Ltd.	Bangkok, Thailand
SNP Parts Manufacturing Co., Ltd.	Rayong, Thailand
Thai Nippon Steel Engineering & Construction	Samuthprakarn, Thailand
Yutaka Electric Mfg. (Malaysia) Sdn. Bhd.	Negeri Sembilan, Malaysia

[Other affiliates accounted for by the equity method]

Company name	Company name
Urban Security	Denki Shizai Co., Ltd.
Asutemu Co., Ltd.	Toa Steel Structures Co., Ltd.
Isuzu Corporation	Tokai Steel Industries Co., Ltd.
NS and I System Service Corporation	Tokyo Econ Kentetsu Co., Ltd.
NS Okamura Corporation	Tokyo Iron & Steel Wharf Co., Ltd.
Oita Co-operative Thermal Power Company Incorporated	Toyo Styrene Co., Ltd.
	Tobata Co-operative Thermal Power Company, Inc.
Osaka Ekon Kentetsu Co., Ltd.	Nanbu Plastics Co., Ltd.
The Osaka Port Terminal Co., Ltd.	Nishiki
Kazusa Shin Toshikaihatsu	Nishi-Nippon PET-Bottle Recycle Co., Ltd.
Kitakyushu Eco-Energy	Nippon Crenol Co., Ltd.
Kansai Okamura Manufacturing Co., Ltd.	Nippon Civic Engineering Consultant Co., Ltd.
Kitakyushu Liquefied Natural Gas Company Inc.	Nihon Teppan Co., Ltd.
Kitakyushu Higashida Development Co., Ltd.	Japan Special Section Steel Co., Ltd.
Kimitsu Cooperative Thermal Power Company Inc.	Nilax Inc.
Kyushu Aromatics Co., Ltd.	Hirotetsu Unyu Co., Ltd.
Kyushu Reinetsu Transportation Co., Ltd.	Hirohata Denjiko Center Co., Ltd.
Keiyo Tekko Futo Co., Ltd.	Hokkaido High Information Technology Center Co., Ltd.
Kowa Seiko Co., Ltd.	
Komatsu Shearing Co., Ltd.	Micron Co., Ltd.
Sakai Kyodo Power Company, Inc.	Makuhari Town Center Co., Ltd.
Sustech Corporation	Makuhari Techno-Garden Co., Ltd.
Sun Chemical Co., Ltd.	Matsubishi Metal Industry Co., Ltd.
Shikoku Kouhatsu	Mitsui Bussan Coil Center Co., Ltd
Japan Development, Inc.	Unifus Aluminum Co., Ltd.
Tsuda Corporation	Kumho P&B Chemicals, Inc.
Shinnaka Steel	Kukdo Chemical Co., Ltd.
Shin-Nikka Thermal Ceramics	Cape Lambert Iron Associates
Shin Nippon Koki Co., Ltd.	Companhia Nipo-Brasileira de Pelotização
Nippon Techno-Carbon Co., Ltd.	I/N Kote
Sky Aluminum Co., Ltd.	I/N Tek
Steelcenter Co., Ltd.	Nippon Marine International S.A.
DNP Ellio Printing Co., Ltd.	P.T. Fumira
Taiyo Shearing Co., Ltd.	Pannawonica Iron Associates
Tetsugen Corporation	UNIGAL Ltda.

b. Changes in the subsidiaries and the affiliates during the current consolidated interim term are as follows:

1) New inclusion in the subsidiaries and the affiliates

(1) Other consolidated subsidiaries

Company name	Location
NS Suisan Shokuhin	Chuo-ku, Tokyo
Higashida Co-Generation Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nippon Steel Equipment (Shanghai)	Shanghai, China

(2) Other affiliates accounted for by the equity method

Company name
Oita Oxygen Center Co., Ltd.

2) Exclusion from the affiliates

(1) Exclusion from major affiliates accounted for by the equity method

Company name	Location
Wacker NSCE Corporation	Chuo-ku, Tokyo

(2) Exclusion from other consolidated subsidiaries

Company name	Location
Elex Setsubi Service	Yawatanishi-ku, Kitakyushu, Fukuoka
PT. Yutaka Electric Mfg. Indonesia	Sumatora Utara, Indonesia
Yutaka Electric Mfg. (Malaysia) Sdn. Bhd.	Negeri Sembilan, Malaysia

(3) Exclusion from other affiliates accounted for by the equity method

Company name
Osaka Econ Kentetsu Co., Ltd.
Kitakyushu Higashida Development Co., Ltd.
Makuhari Town Center Co., Ltd.
Unifus Aluminum Co., Ltd.

3) Change from other affiliates accounted for by the equity method to other consolidated subsidiaries

Company name	Location
Shinnaka Steel	Chuo-ku, Tokyo

2. Management Policies

(1) Medium-Term Consolidated Business Plan
Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003-March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

Specifically, the consolidated financial performance figures targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion, return on sales of around 9%, return on assets of around 9%, interest-bearing debt of around ¥1,600 billion and shareholders' equity of around ¥1,000 billion.

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will also be made on responding appropriately to the needs of users at home and abroad. At the same time, strategic alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In sectors other than steelmaking and steel fabrication, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities in order to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of the core steelmaking business.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO_2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its works for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

(2) Basic Policy concerning Stock Dividends
Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account various factors such as capital requirements for reinforcing management structures, operating results for the corresponding fiscal period and future perspectives.

(3) Corporate Governance: Underlying Views and Specific Approaches
• Management Administration System
Nippon Steel currently has 36 directors (none from outside) and 6 corporate auditors (three from outside). Since 1999 and prior to the amendment to the Japanese Commercial Code in respect of outside auditors, fully half of Nippon Steel's auditors have been appointed from outside the company.

The Board of Directors consists of individuals who have deep knowledge and extensive experience of the business conducted by Nippon Steel and it is through the decision-making process of such Board regarding business operations that a higher degree of management efficiency is ensured. A stronger mechanism for monitoring and supervising management is being pursued, firstly, by improving and properly implementing internal criteria for referring and reporting matters for discussion to the Board of Directors and, secondly, by reinforcing the functions of the corporate auditors, including the outside auditors.

• Compliance Risk Management Systems
Nippon Steel has always fully recognized the importance of not only legal compliance but also discretion in social activities for the sound development of society and a market economy. The top management of the company has made every effort to inform every employee that legal compliance and fair business practices are the basic

corporate policy at Nippon Steel.

Concurrently, in order to properly and efficiently conduct business activities in accordance with laws and house rules, Nippon Steel has clarified organizational jurisdictions, improved rules and manuals when necessary and appropriate, and reinforced legal programs.

Based on such systemic improvements and reinforcements, Nippon Steel now requires that the general manager of each division, in accordance with the underlying principle of "autonomous division management," assume primary responsibility for the management of various risks involved in business operations including legal compliance in his operating unit. The general manager of each division must strive to prevent any illegal business activities from occurring. At the same time, whenever he discovers or is informed of an illegality or an activity of questionable compliance, he is obliged to report it immediately to the internal audit division. Further, Nippon Steel established a help line system in March 2003 and is now well prepared to offer personal consultation to its employees and their families about the company's business practices.

As a means of strengthening its risk management systems, Nippon Steel is prepared to immediately call upon its Crisis Management Team—which consists of the President of Nippon Steel who serves as the head of the team and corporate auditors and outside attorneys—to handle emergencies that threaten to seriously effect the company (including its group companies). The company is also prepared to promptly take the steps necessary at an early stage to minimize damage or adverse effects.

Furthermore, in December 2002, Nippon Steel group introduced a series of measures one of which is to review its internal regulations in order to strengthen the group's ability to address wider range of risks. Specifically, to reinforce its risk management system, each company within the group has designated a person in charge of risk management who will facilitate sharing of related information and the implementation of stepped-up measures between Nippon Steel and each of its group companies. In addition, the former "Audit Committee" was reorganized into the "Risk Management Committee". The Risk Management Committee checks for adherence to the risk management system and for necessary improvements thereto. At the same time, it examines new tasks ahead and, when necessary, instructs the responsible division to work out specific solutions and checks their progress. These are Nippon Steel's endeavors on a daily basis to strengthen its corporate governance.

In addition to achieving these management policies, Nippon Steel will continue to be a trustworthy company through its fair business management.

3. Operating Results and Financial Situations

(1) Overview of Period under Review

The Japanese economy during the first half of fiscal 2003 (April 1 to September 30, 2003) showed signs of moderate recovery thanks to a rally in exports and private capital investment. A full-fledged recovery, however, failed to materialize.

With an eye toward the implementation of the Medium-Term Consolidated Business Plan (fiscal 2003 to 2005), Nippon Steel exerted maximum effort in achieving the goals set for the plan's first year.

An overview of consolidated business operating performance, by sector, in the first half of fiscal 2003 follows.

Consolidated Operating Performance by Sector for the First Half of Fiscal 2003

(Billions of yen)

Business sector	Net Sales		Operating profit (loss)	
	First half of fiscal 2003	First half of fiscal 2002	First half of fiscal 2003	First half of fiscal 2002
Steelmaking and steel fabrication	1,023.7	935.7	81.7	37.2
Engineering and construction	99.4	93.0	(3.8)	(4.2)
Urban development	50.0	31.5	3.5	(0.2)
Chemicals and nonferrous materials	133.7	170.5	4.8	5.3
System solutions	64.6	68.8	3.5	4.5
Other businesses	36.6	38.0	(0.8)	(1.2)
Total	1,408.2	1,337.7	89.0	41.3
Elimination of intersegment transactions	(71.2)	(86.8)	0	0
Consolidated total	1,336.9	1,250.9	89.0	41.3

• **Steelmaking and Steel Fabrication**

Domestic steel demand held firm in such manufacturing sectors as the automobile and shipbuilding industries, which enjoyed brisk overseas demand, but remained sluggish in the construction industry. Exports of steel, on the other hand, remained high reflecting strong demand in China.

National crude steel output totaled 55.41 million tons for the first half of fiscal 2003, an increase of 0.78 million tons over the corresponding period of the previous year. Crude steel production by Nippon Steel during the same period reached 15.20 million tons, a gain of 0.20 million tons.

In steelmaking and steel fabrication, Nippon Steel placed highest priority on improving both domestic and overseas steel prices and prudently continued to fine-tune production and shipments in concert with demand trends. This contributed to a steady improvement in prices. Nippon Steel and its group companies united as one in maximizing efforts to cut costs and to execute other measures to improve profitability. The No. 4 blast furnace at the Kimitsu Works, which was reblown-in in May 2003, is definitely demonstrating the effectiveness of its investment.

Nippon Steel also continued its emphasis on promoting alliances with both domestic and overseas steel companies. In July 2003, Nippon Steel and Baoshan Iron & Steel Co., Ltd. (China) basically agreed to establish a joint venture in the Baoshan compound (Shanghai) to manufacture and sell automotive steel sheets. Among alliances with domestic steelmakers, Nippon Steel and Sumitomo Metal Industries, Ltd. integrated both companies' stainless steel businesses into a new, jointly established company named Nippon Steel & Sumikin Stainless Steel Corporation. This integration occurred on schedule in October 2003 in accordance with the *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split).

Nippon Steel conducted company-wide efforts to recover swiftly from a gas holder explosion that occurred at the Nagoya Works on September 3, 2003. Already nearly normal operations were restored by the end of that month. In this regard, we sincerely regret any inconvenience or concern of the people of the local community, customers and those concerned. Nippon Steel has already begun to implement thoroughgoing safety and disaster-prevention measures so that similar accident will never happen in the future.

Meanwhile, among the companies of the Nippon Steel Group, the following merger took place. In September 2003, Nippon Steel & Kobe Steel Shearing Co. was established by the merger of Kansai Tekko Center, a

consolidated subsidiary of Nippon Steel, with Shinko Shearex, a consolidated subsidiary of Kobe Steel, Ltd.

Consolidated sales in this sector during the first half of fiscal 2003 showed a gain of ¥87.9 billion over the corresponding period of the previous year (¥935.7 billion), bringing the total to ¥1,023.7 billion. This was attributable mainly to improvement in both domestic and overseas sales prices. Consolidated operating profits also rose to ¥81.7 billion, a gain of ¥44.5 billion over the corresponding period of the previous year (¥37.2 billion).

• Engineering and Construction

The engineering and construction sector encountered a harsh business environment in the domestic market, as represented by the curtailment of expenditures for public works. However, aggressive marketing activities were rewarded with new orders, including a direct waste-melting plant for Shimada-city, Shizuoka —for a cumulative total of 23 such plants in the environmental field, and the No. 7 Central Government Building—a private finance initiative (PFI) project ordered by the Japanese government.

Overseas, marketing efforts focused on oil and natural gas development projects in Sakhalin, Russia, and Southeast Asia. At the same time, in the field of iron- and steelmaking plants, Nippon Steel intensified its pursuit of business opportunities in China through the establishment of a local subsidiary and by other means.

Furthermore, Nippon Steel promotes the retail sale of electricity and the provision of wind-generated power as the new business field. In May 2003, Nippon Steel established by a joint capital contribution a new company for electricity retail sale in Niigata.

Consolidated sales in the sector during the first half of fiscal 2003 totaled ¥99.4 billion, a gain of ¥6.4 billion over the corresponding period of the previous year (¥93.0 billion), while consolidated operating losses decreased by ¥0.4 billion to ¥3.8 billion (losses totaled ¥4.2 billion in the corresponding period of the previous year).

• Urban Development

Nippon Steel City Produce, Inc., a wholly-owned subsidiary, is applying its unique capabilities as a developer to the projects to reevaluate assets throughout Japan. Specifically, the company commits itself to the development of company-owned lands, such as the Yawata-Higashida comprehensive development project in Kitakyushu and the Hanada development project in Sakai, Osaka and the redevelopment of underutilized urban areas. Further it promotes the sale of condominiums and consulting services in relation to soil pollution.

Both sales and operating profits in this sector during the first half of fiscal 2003 rose due to a high level of condominiums sales, mainly in the Tokyo metropolitan area. Consolidated sales increased by ¥18.4 billion over the corresponding period of the previous year (¥31.5 billion) to ¥50.0 billion, while consolidated operating profits rose by ¥3.7 billion over the corresponding period of the previous year (which registered a loss of ¥0.2 billion) to ¥3.5 billion.

• Chemicals and Nonferrous Materials

Nippon Steel Chemical Co., Ltd., a subsidiary of Nippon Steel, spearheads the chemicals operations of the Nippon Steel Group.

During the first half of fiscal 2003, the sales prices of styrene monomers, key products in the chemicals area, remained firm despite soaring costs for naphtha and other raw materials. In addition, a substantial increase was seen in the sale of ESPANEX, an adhesive-free copper-clad laminated sheet for flexible printed circuit boards.

It was in this environment that on the planned date of July 29, 2003, Nippon Steel made Nippon Steel Chemical a wholly owned subsidiary through a share-for-share exchange (*Kabushiki Kokan*). By also subscribing to a capital increase for Nippon Steel Chemical, Nippon Steel is putting an emphasis on dramatically strengthening Nippon Steel Chemical's management base.

With regard to new materials, a shift in the operating environment severely affected market conditions for fine ceramics and metal catalyst carriers used in automotive catalytic converters. However, backed by recovery in IT-related industries, steady market improvement was seen both in the field of semiconductor materials, including bonding wires and fillers for IC chips, and in the field of power-source equipment for electronic devices. Both of these fields are prominently served by subsidiaries of Nippon Steel.

In titanium operations, the range of applications for titanium has rapidly expanded to include a variety of new uses as the construction materials in domestic and overseas projects as well as components for automobiles and ships.

While striving to further expand its growth in this area, Nippon Steel retains its place as a leading maker of rolled titanium products.

In the area of silicon wafers, Nippon Steel sold all of its shares (45% of the outstanding shares) of Wacker NSCE Corporation, an affiliate of Nippon Steel accounted for by the equity method, to Wacker-Chemie GmbH group.

As a result, consolidated sales in the chemicals and nonferrous materials sector as a whole during the first half of fiscal 2003 totaled ¥133.7 billion. This represented a decrease of ¥36.7 billion from the corresponding period of the previous year (¥170.5 billion), due partly to the fact that Nippon Steel Chemical changed its definition of sales during the current period. Consolidated operating profits were ¥4.8 billion, virtually the same as the corresponding period of the previous year (¥5.3 billion).

• System Solutions
The core operations of the system solutions business of the Nippon Steel Group are spearheaded by NS Solutions Corporation, a consolidated subsidiary. Although capital investments in information systems are trending towards recovery, the environment in which system solutions businesses operation is becoming tighter, as marked by customers' strict selection of system solutions projects, fiercer competition with other system solutions companies and declining prices. In this environment, NS Solutions is strengthening its ability to respond to customer needs by placing an emphasis on improvements to its integrated support for system lifecycles ranging from consulting to development, management and maintenance. At the same time, the company is capitalizing on the knowledge and experience that it has amassed with regard to steelmaking systems to promote solutions for converting legacy systems centered on mainframes to open and distributed systems (so-called "legacy migration" and "legacy transformation"). As a result, while being highly rated for its advanced technological capabilities, NS Solutions has steadily implemented system projects that enhance customer competitiveness.

Consolidated sales in the system solutions sector in the first half of fiscal 2003 amounted to ¥64.6 billion, a decline of ¥4.1 billion from the corresponding period of the previous year (¥68.8 billion); consolidated operating profits also fell by ¥0.9 billion from the corresponding period of the previous year (¥4.5 billion) to ¥3.5 billion.

• Other Businesses: Electric Power Supply, Services and Others
Nippon Steel supplies wholesale electricity to electric power companies from its Hirohata, Yawata, Kamaishi, Muroran and Oita Works.

Consolidated sales from other business sectors amounted to ¥36.6 billion in the first half of fiscal 2003, a decrease of ¥1.3 billion from the corresponding period of the previous year (¥38.0 billion), while consolidated operating losses were ¥0.8 billion, an improvement of ¥0.4 billion over the corresponding period of the previous year (losses of ¥1.2 billion).

• Operating Revenues
As a result of the foregoing, consolidated sales for the first half of fiscal 2003 came to ¥1,336.9 billion, or a gain of ¥85.9 billion over the corresponding period of the previous year (¥1,250.9 billion). Consolidated operating profits were ¥89.0 billion, or an increase of ¥47.6 billion (¥41.3 billion), and consolidated ordinary profits were ¥68.1 billion, or an improvement of ¥55.4 billion (¥12.6 billion). However, a total special loss of ¥18.4 billion was posted for the first half of fiscal 2003, including a loss of ¥6.4 billion for the integration of stainless-steel business and a ¥5.0 billion provision for loss on accidents at works (including the gas holder explosion at the Nagoya Works). Consequently, consolidated net income before income taxes and minority interest for the first half of fiscal 2003 was ¥49.6 billion, a gain of ¥48.6 billion over the corresponding period of the previous year (¥1.0 billion).

After subtracting ¥15.8 billion as income taxes-current, adding ¥5.4 billion as income taxes-deferred, and further subtracting ¥2.5 billion as minority interest in the net income of consolidated subsidiaries, the consolidated net income for the first half of fiscal 2003 was ¥36.7 billion (compared to a net loss of ¥5.0 billion in the corresponding period of the previous year).

As for non-consolidated operations, although the gas holder explosion at the Nagoya Works had an adverse effect, improved domestic and overseas sales prices in the steelmaking and steel fabrication sector resulted in a total of ¥882.9 billion in sales during the first half of fiscal 2003, an increase of ¥66.0 billion over the corresponding period of the previous year (¥816.8 billion). Operating profits advanced to ¥67.7 billion, a gain of ¥42.7 billion over the corresponding period of the previous year (¥25.0 billion); and ordinary profits rose to ¥47.1 billion, an improvement of ¥38.7 billion (¥8.4 billion). After posting a special loss of ¥17.1 billion, the non-consolidated net

income after income taxes for the first half of fiscal 2003 was ¥17.5 billion (compared to net loss of ¥1.4 billion in the corresponding term of a year earlier).

Under these circumstances and after careful consideration of their possible effect on the company's financial structure and other matters, Nippon Steel decided not to pay a mid-term dividend for the first half of fiscal 2003.

• Assets, Liabilities, Shareholders' Equity and Cash Flows

Nippon Steel's consolidated total assets at the end of the first half of fiscal 2003 increased by ¥45.6 billion from the ¥3,757.1 billion posted at the end of fiscal 2002 to ¥3,802.8 billion. This was chiefly attributable to an increase of ¥84.9 billion over the end of fiscal 2002 in securities investments that, in turn, resulted from gains in the latent profits of listed stocks in a rising market. This increase more than offset a ¥54.6 billion decline from the end of fiscal 2002 in notes receivable and accounts receivable that was based mainly on seasonal factors in the engineering and construction sector.

Consolidated total liabilities at the end of the first half of fiscal 2003 amounted to ¥2,821.6 billion, a decrease of ¥61.5 billion from the figure at the end of fiscal 2002 (¥2,883.1 billion). This decrease resulted mainly from a reduction of ¥29.6 billion in notes payable and accounts payable due to seasonal factors in the engineering and construction sector and a reduction of ¥44.6 billion in accrued expenses.

Shareholders' equity at the end of the first half of fiscal 2003 increased ¥104.9 billion from the level at the end of fiscal 2002 (¥789.4 billion) to ¥894.4 billion. This increase was attributable mainly to a consolidated net income of ¥36.7 billion for the first half of fiscal 2003, an increase of ¥62.1 billion on the revaluation of available-for-sale securities, and another increase due to the reissuance of treasury stock (¥13.3 billion). The latter increase resulted from a share-for-share exchange of stock that was conducted for the purpose of making Nippon Steel Chemical Co., Ltd. a wholly owned subsidiary of Nippon Steel. These gains more than offset decreases caused primarily by cash dividends of ¥9.9 billion paid through the appropriation of fiscal-2002 net income.

Cash flows from operating activities during the first half of fiscal 2003 produced a total income of ¥94.9 billion (¥133.5 billion in the corresponding term of a year earlier). This total was obtained by adding ¥89.3 billion in depreciation and amortization and a decrease of ¥55.0 billion in receivables to ¥49.6 billion in consolidated net income before income taxes and minority interest; subtracting an increase of ¥33.6 billion in inventories and a decrease of ¥29.1 billion in purchase debts; and adding and subtracting payments for enterprise taxes and other items.

Cash flows from investment activities posted a total expenditure of ¥36.1 billion (¥124.4 billion in the corresponding term of a year earlier). This resulted from outlays of ¥83.1 billion for the acquisition of tangible and intangible fixed assets minus income of ¥29.7 billion etc. from the sale of securities, primarily shares in financial institutions.

Free cash flow of ¥58.7 billion arising from the above was appropriated mainly towards the repayment of loans, the reduction of bonds and notes (totaling ¥36.6 billion) and the payment of ¥9.9 billion in cash dividends.

In order to provide the capital required for such cash disbursements as the repayment of long-term loans and the redemption of bonds and notes, Nippon Steel closely heeded developments in the financial market to secure less expensive capital by, among other means, issuing corporate bonds. In addition, the company committed itself to promoting more efficient use of funds through a consolidated cash management system (CMS) and the liquidation of consolidated asset holdings, thereby strengthening its consolidated financial structure.

As a result, at the end of the first half of fiscal 2003, loans and bonds amounted to ¥1,832.0 billion, and cash and cash equivalents ¥88.6 billion.

(2) Tasks Ahead

Given the current rapid appreciation of the yen on the exchange market and growing uncertainties about the future of the U.S. economy, optimism is not yet warranted for the latter half of fiscal 2003.

In the steel industry, domestic demand is expected to surpass the level registered in the first half of fiscal 2003 due partly to seasonal factors. Nevertheless, the apprehension today is that steel inventories, led by steel sheets, continue to be at a high level and that stringent inventory controls are necessary. Steel exports in general will remain buoyant on the strength of firm demand in China and other East Asian countries. However, in light of the trend towards stronger yen on the exchange market, the deceleration of Korean economy and other emerging

concerns, it is necessary to closely watch how these and other variables develop in the future. It is also feared that the prices of raw materials will soar due to the rapid expansion of the Chinese economy and other factors.

Amid such an anticipated business environment, Nippon Steel will remain steadfastly determined to improve sales prices. While prudently watching changes in demand and inventory levels, the company will fine-tune production and shipping. It also commits itself to the implementation of thorough cost-cutting measures etc. designed to improve profitability. In engineering and construction, as well as other sectors, every possible effort will be made to improve and strengthen profitability.

Nippon Steel's full-year projections for consolidated operating performance for fiscal 2003 (April 2003 to March 2004) are: consolidated sales of approximately ¥2,890.0 billion (¥2,749.3 billion in fiscal 2002); consolidated operating profits of approximately ¥210.0 billion (¥142.9 billion); consolidated ordinary profits of approximately ¥160.0 billion (¥68.8 billion); and a consolidated net income of approximately ¥65.0 billion (a net loss of ¥51.6 billion).

On a non-consolidated basis, Nippon Steel expects to achieve full-year sales of approximately ¥1,830.0 billion (¥1,789.7 billion in fiscal 2002); operating profits of approximately ¥160.0 billion (¥92.2 billion); ordinary profits of approximately ¥120.0 billion (¥48.3 billion); and a net income of approximately ¥55.0 billion (a net loss of ¥20.4 billion).

(3) Trends in Cash Flow Indicators

Fiscal year	1999	2000	2001	2002	First half of fiscal 2003
Ratio of shareholders' equity (%)	21.3	23.2	22.5	21.0	23.5
Ratio of shareholders' equity at market price (%)	40.0	33.5	32.1	25.1	35.3
Debt redemption term (years)	5.3	6.9	9.3	5.6	–
Interest coverage ratio (times)	8.8	7.6	6.4	11.5	7.5

Notes:
Ratio of shareholders' equity: Shareholders' equity / Total assets
Ratio of shareholders' equity at market price: Current aggregate market value of shares / Total assets
Debt redemption term: Interest-bearing debt / Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities / Interest expenses

*Each indicator is calculated from the figures in the consolidated financial statements.
*Current aggregate market value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
*Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, corporate bonds, convertible bonds, and long-term loans).
*Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.
* The debt redemption term (years) is not described for the first half of fiscal 2003.

4. Consolidated Balance Sheets

(Millions of yen)

Account	As of September 30, 2003	As of March 31, 2003	As of September 30, 2002
Current assets	**1,226,849**	1,244,592	1,211,788
Cash and bank deposits	**88,957**	78,132	63,564
Notes and accounts receivable – trade	**312,426**	367,032	299,090
Marketable securities	**1,015**	996	2,958
Inventories	**589,565**	558,626	608,191
Deferred tax assets	**20,583**	21,143	31,666
Other	**216,733**	219,285	207,118
Allowance for doubtful accounts	**(2,432)**	(624)	(801)
Fixed assets	**2,575,996**	2,512,583	2,700,469
Tangible fixed assets	**1,740,524**	1,758,019	1,808,235
Buildings and structures	**492,151**	499,710	510,741
Machinery and equipment	**810,461**	819,400	846,050
Land	**359,848**	357,885	362,390
Other	**78,063**	81,023	89,053
Intangible fixed assets	**19,587**	10,464	13,639
Intangible fixed assets	**19,587**	10,464	13,639
Investments and others	**815,884**	744,098	878,595
Investments in securities	**618,336**	533,405	618,625
Long-term loans receivable	**114,001**	122,233	158,643
Deferred tax assets	**70,420**	76,225	50,866
Other	**60,473**	62,530	63,375
Allowance for doubtful accounts	**(47,348)**	(50,296)	(12,916)
Total assets	**3,802,846**	3,757,175	3,912,258

(Millions of yen)

Account	As of September 30, 2003	As of March 31, 2003	As of September 30, 2002
Current liabilities	**1,575,460**	1,537,793	1,676,046
Notes and accounts payable – trade	**297,072**	326,715	280,065
Short-term loans	**674,060**	701,210	744,850
Commercial paper	—	20,000	114,000
Bonds and notes due within one year	**80,000**	30,000	110,000
Convertible bonds due within one year	**98,729**	10,112	2,454
Accrued expenses	**209,841**	254,463	206,418
Provision for loss on accidents at works	**5,000**	—	—
Other	**210,757**	195,291	218,257
Long-term liabilities	**1,246,208**	1,345,393	1,297,080
Bonds and notes	**330,000**	340,000	275,000
Convertible bonds	—	98,729	109,110
Long-term loans	**649,264**	667,942	663,463
Deferred tax liabilities	**64,756**	35,287	42,094
Accrued pension and severance costs	**112,364**	110,109	120,946
Reserve for repairs for blast furnaces	**49,606**	50,274	50,054
Other	**40,216**	43,050	36,411
Total liabilities	**2,821,669**	2,883,187	2,973,127
Minority interest in consolidated subsidiaries	**86,739**	84,545	65,668
Common stock	**419,524**	419,524	419,524
Additional paid-in capital	**105,835**	105,518	105,518
Retained earnings	**304,798**	278,315	325,406
Reserve for revaluation of land	**6,881**	6,621	5,491
Unrealized gains on available-for-sale securities	**83,392**	21,243	39,685
Foreign currency translation adjustments	**(18,487)**	(20,958)	(20,621)
	901,944	810,265	875,005
Less: Treasury stock, at cost	**(7,507)**	(20,822)	(1,541)
Total shareholders' equity	**894,437**	789,443	873,463
Total liabilities and shareholders' equity	**3,802,846**	3,757,175	3,912,258

5. Consolidated Statements of Income

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2003	2002	2003
Net sales	**1,336,936**	1,250,940	2,749,306
Cost of sales	**(1,114,942)**	(1,080,426)	(2,351,028)
Selling, general and administrative expenses	**(132,966)**	(129,142)	(255,316)
Operating costs and expenses	**(1,247,909)**	(1,209,569)	(2,606,344)
Operating profit	**89,026**	41,370	142,961
Interest and dividend income	**3,140**	4,147	5,526
Equity in net income of unconsolidated subsidiaries and affiliates	**7,991**	—	—
Miscellaneous	**3,543**	5,849	12,437
Non-operating profit	**14,675**	9,997	17,963
Interest expenses	**(12,094)**	(15,383)	(29,186)
Equity in net loss of unconsolidated subsidiaries and affiliates	—	(3,497)	(20,418)
Miscellaneous	**(23,469)**	(19,807)	(42,439)
Non-operating loss	**(35,564)**	(38,688)	(92,045)
Non-operating profit and loss	**(20,889)**	(28,691)	(74,081)
Ordinary profit	**68,137**	12,679	68,879
Gain on sales of tangible fixed assets	**1,940**	1,674	7,666
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**2,512**	—	26,381
Special profit	**4,453**	1,674	34,047
Loss on disposal of tangible fixed assets and other assets	—	(940)	(12,389)
Loss on valuation of investments in securities	—	(3,693)	(45,433)
Loss on sales of investments in subsidiaries and affiliates	**(366)**	—	—
Special retirement allowances for voluntary retirement	**(5,233)**	(3,801)	(9,922)
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**(2,201)**	(2,254)	(4,669)
Industrial water obligation fee	**(3,649)**	—	—
Reserve for doubtful accounts	—	(1,523)	(40,061)
Provision for loss on accidents at works	**(5,008)**	—	—
Loss on the integration of stainless-steel business	**(6,448)**	—	—
Loss on relinquishment of the entrusted portion of the pension fund	—	(1,118)	(302)
Loss on business restructuring	—	—	(19,185)
Loss on valuation of real estate for sale	—	—	(8,349)
Special loss	**(22,908)**	(13,332)	(140,313)
Income (loss) before income taxes and minority interest	**49,682**	1,021	(37,386)
Income taxes – current	**(15,848)**	(7,884)	(17,968)
Income taxes – deferred	**5,436**	1,778	8,712
Minority interest in net income (loss) of consolidated subsidiaries	**(2,538)**	14	(5,044)
Net income (loss)	**36,730**	(5,069)	(51,686)

6. Additional Paid-in Capital and Retained Earnings

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2003	2002	2003
(Additional paid-in capital)			
Additional paid-in capital at the beginning of the term	**105,518**	105,518	105,518
Gain from sales of treasury stocks	**316**	—	—
Increase of additional paid-in capital	**316**	—	—
Additional paid-in capital at the end of the term	**105,835**	105,518	105,518
(Retained earnings)			
Retained earnings at the beginning of the term	**278,315**	338,565	338,565
Net income	**36,730**	—	—
Increase due to the change in the companies consolidated	**97**	154	658
Increase due to reversal of reserve for revaluation of land	—	2,062	1,086
Increase of retained earnings	**36,828**	2,217	1,744
Net loss	—	(5,069)	(51,686)
Cash dividends	**(9,991)**	(10,210)	(10,210)
Directors' and corporate auditors' bonuses	**(95)**	(96)	(97)
Decrease due to reversal of reserve for revaluation of land	**(257)**	—	—
Decrease of retained earnings	**(10,344)**	(15,375)	(61,994)
Retained earnings at the end of the term	**304,798**	325,406	278,315

7. Consolidated Statements of Cash Flows

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2003	2002	2003
Cash flows from operating activities			
Income (loss) before income taxes and minority interest	**49,682**	1,021	(37,386)
Depreciation and amortization	**89322**	95,964	196,653
Interest and dividend income (accruals basis)	**(3,140)**	(4,147)	(5,526)
Interest expenses (accruals basis)	**12,094**	15,383	29,186
Exchange losses (gains) on foreign currency transactions	**1,086**	4,211	7,262
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	**868**	(360)	(1,423)
Equity in net loss (income) of unconsolidated subsidiaries and affiliates	**(7,991)**	3,497	20,418
Loss (gain) on sales of investments in securities	**(1,974)**	(1,198)	(27,466)
Loss on valuation of investments in securities	**—**	3,257	44,460
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**2,201**	2,254	4,669
Provision for loss on accidents at works	**5,008**	—	—
Loss on the integration of stainless-steel business	**6,448**	—	—
Loss on restructuring of subsidiary's business structures	**—**	—	19,185
Loss on valuation of real estate for sale	**—**	—	8,349
Loss on disposal of tangible and intangible fixed assets	**2,938**	2,114	24,216
Gain on sales of tangible and intangible fixed assets	**(2,413)**	(1,784)	(7,487)
Changes in reserve for doubtful accounts	**2,031**	994	38,843
Changes in notes and accounts receivable-trade	**55,007**	105,999	39,734
Changes in inventories	**(33,627)**	(19,373)	24,274
Changes in notes and accounts payable-trade	**(29,159)**	(27,740)	6,262
Other	**(34,117)**	(25,304)	(7,532)
	114,266	154,789	376,693
Interest and dividend income (cash basis)	**3,958**	5,046	6,828
Interest expenses (cash basis)	**(12,516)**	(15,633)	(29,038)
Income taxes (cash basis)	**(10,756)**	(10,688)	(19,980)
Cash flows from operating activities	**94,952**	133,514	334,502
Cash flows from investing activities			
Acquisition of investments in securities	**(3,296)**	(14,412)	(42,187)
Proceeds from sales of investments in securities	**29,723**	10,073	63,458
Acquisition of tangible and intangible fixed assets	**(83,178)**	(122,156)	(206,671)
Proceeds from sales of tangible and intangible fixed assets	**4,870**	13,731	23,261
Other	**15,714**	(11,654)	15,050
Cash flows from investing activities	**(36,165)**	(124,417)	(147,088)
Cash flows from financing activities			
Payments of purchase of treasury stock	**—**	—	(19,374)
Net increase (decrease) in short-term loans	**(11,443)**	14,407	(81,844)
Proceeds from commercial paper	**(20,000)**	(2,000)	(96,000)
Proceeds from long-term loans	**35,533**	31,976	138,557
Payments of long-term loans	**(70,448)**	(38,516)	(86,183)
Proceeds from issuance of bonds and notes	**39,797**	—	94,568
Redemption of bonds and notes	**(10,112)**	(377)	(113,100)
Cash dividends	**(9,991)**	(10,210)	(10,210)
Proceeds from issuance of common stock to minority shareholders	**—**	—	12,276
Other	**1,611**	(9,084)	(15,693)
Cash flows from financing activities	**(45,052)**	(13,805)	(177,003)
Effect of exchange rate changes on cash and cash equivalents	**(854)**	(4,883)	(7,540)
Net increase (or decrease) in cash and cash equivalents	**12,879**	(9,592)	2,869
Cash and cash equivalents at the beginning of the term	**76,603**	74,194	74,194
Increase (decrease) from the change in companies consolidated	**(878)**	77	(460)
Cash and cash equivalents at the end of the term	**88,603**	64,680	76,603

Notes to the Consolidated Interim Financial Statements

I. Basis of Presenting the Consolidated Interim Financial Statements

1. Scope of Consolidation and Application of the Equity Method

The consolidated interim financial statements include the accounts of Nippon Steel Corporation and its 259 subsidiaries. The equity method was applied to the equity of 81 of its affiliates.

2. Interim Closing Date of the Consolidated Subsidiaries

Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have interim closing dates, either June 30 or August 31, different from the consolidation interim closing date, which is September 30. These companies are consolidated after making adjustments to reflect any material transactions that might take place between their interim closing date and September 30 of each year. Tokai Special Steel Co., Ltd., included in the consolidated subsidiaries from the March 2002 term, has its closing date on May 31 and thus the company is consolidated after making temporary settlement of accounts in conformity with the company's regular settlement of accounts.

3. Accounting Standard

(1) Valuation basis and method for significant assets

a. Marketable securities including investments in securities

Debt securities held to maturity: Amortized cost method (Straight-line method)

Other securities: Marketable securities are valued by market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

b. Inventories

Inventories are mainly valued at the cost method determined by periodic average method.

(2) Depreciation method for significant depreciable assets

a. Tangible fixed assets

The declining balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities' attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.

Buildings and structures: 7~60 years

Machinery and transportation equipment: 4~20 years

b. Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of the software's period of intracompany use (five years) is adopted.

(3) Accounting basis for significant reserves

a. Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

b. Provision for loss on accidents at works

In relation to the restoration/repair costs and elimination losses caused by a coke-oven gas holder explosion at the Nagoya Works, which occurred in the current interim term, rationally estimated amounts have been appropriated.

c. Accrued pension and severance costs

To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the Corporation's retirement and pension benefit plans. The amortization of the transition obligation as a result of the implementation of a new accounting standard for the retirement benefits existed at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount is generally amortized by the straight-line method over five years.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years for the Corporation, approximately 1~ 5 years for its consolidated subsidiaries).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, 7~15 years for its consolidated subsidiaries), starting mainly with the following term of accrual.

d. Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces, hot blast stoves and ships considering the past repairs to provide for regular large-scale repairs.

(4) Accounting for significant leases
Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

(5) Hedge accounting method
a. Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies meeting the appropriation requirement are appropriated, and interest rate swaps meeting the special treatment requirement are specially treated.

b. Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds
Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

c. Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

d. Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement is omitted.

(6) Other important policies for presenting the consolidated interim financial statements
a. Accounting for revenues
The Corporation applies the percentage-of-completion method in accounting for revenues from large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and applies the completed contracts method for other contracts. Revenues from construction contracts accounted for by the percentage-of-completion method are ¥13,131 million.

b. Accounting for consumption taxes

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services by the Corporation are generally not included in revenues and expenses.

4. Cash and cash equivalents in the consolidated interim statements of cash flows
Cash and cash equivalents in the consolidated interim statements of cash flows include cash on hand, bank deposits on demand, and short-term investments due within three months from the acquired date, which are easily convertible into cash with little risk of value fluctuation.

II. Notes to the Consolidated Interim Financial Statements

1. The Consolidated Interim Financial Statements
(1) Accumulated depreciation deducted from tangible fixed assets was ¥4,825,306 million as at September 30, 2003 (¥4,780,955 million as at March 31, 2003 and ¥4,755,746 million as at September 30, 2002).

(2) Discounted notes receivable were ¥1,554 million as at September 30, 2003 (¥3,880 million as at March 31, 2003 and ¥3,895 million as at September 30, 2002).

(3) Notes receivable transferred by endorsement were ¥787 million as at September 30, 2003 (¥964 million as at March 31, 2003 and ¥233 million as at September 30, 2002).

(4) The assets pledged as collateral were ¥157,860 million as at September 30, 2003 (¥161,108 million as at March 31, 2003 and ¥180,521 million as at September 30, 2002).

(5) The ending balance of guarantee of loans was ¥46,368 million as at September 30, 2003 (¥62,336 million as at March 31, 2003, ¥75,643 million as at September 30, 2002), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥43,177 million as at September 30, 2003 (¥59,268 million as at March 31, 2003, ¥74,009 million as at September 30, 2002).

The ending balance of the committed guarantee of loans was ¥27,576 million as at September 30, 2003 (¥32,891 million as at March 31, 2003, ¥39,908 million as at September 30, 2002), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥18,454 million as at September 30, 2003 (¥21,039 million as at March 31, 2003, ¥24,946 million as at September 30, 2002).

2. Note to the Consolidated Interim Statements of Cash Flows
Relations between the interim term-end balance of cash and cash equivalents and the accounts listed in the consolidated interim balance sheets

(Millions of yen)

	Current consolidated interim term	Prior consolidated interim term	Prior consolidated fiscal year
Cash and deposits account	88,957	63,564	78,132
Time deposits of which depositing period exceeds three months	(1,196)	(1,709)	(2,351)
Securities due within three months	841	2,824	822
Cash and cash equivalents	88,603	64,680	76,603

3. Segment Information

(1) Information by Industry Segment

For the 6-month period ended September 30, 2003

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,011,496	75,053	46,837	118,685	50,955	33,906	**1,336,936**	—	**1,336,936**
Intersegment	12,206	24,382	3,188	15,068	13,660	2,782	**71,289**	(71,289)	—
Net sales	1,023,702	99,435	50,026	133,754	64,616	36,689	**1,408,225**	(71,289)	**1,336,936**
Operating costs and expenses	941,906	103,266	46,523	128,896	61,040	37,576	**1,319,210**	(71,301)	**1,247,909**
Operating profit (loss)	81,796	(3,830)	3,502	4,858	3,575	(887)	**89,014**	12	**89,026**

For the 6-month period ended September 30, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	923,433	80,777	27,123	129,559	55,370	34,675	**1,250,940**	—	**1,250,940**
Intersegment	12,288	12,257	4,456	40,992	13,442	3,381	**86,818**	(86,818)	—
Net sales	935,721	93,035	31,579	170,552	68,812	38,057	**1,337,758**	(86,818)	**1,250,940**
Operating costs and expenses	898,512	97,267	31,781	165,184	64,298	39,356	**1,296,400**	(86,831)	**1,209,569**
Operating profit (loss)	37,209	(4,232)	(201)	5,367	4,514	(1,299)	**41,358**	12	**41,370**

For the year ended March 31, 2003

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,941,907	247,456	97,119	265,266	125,526	72,029	**2,749,306**	—	**2,749,306**
Intersegment	38,902	27,447	8,069	80,966	27,616	7,029	**190,031**	(190,031)	—
Net sales	1,980,809	274,903	105,188	346,232	153,143	79,059	**2,939,337**	(190,031)	**2,749,306**
Operating costs and expenses	1,867,993	272,443	100,718	332,774	143,366	81,215	**2,798,511**	(192,166)	**2,606,344**
Operating profit	112,816	2,460	4,469	13,458	9,776	(2,155)	**140,825**	2,135	**142,961**

The Corporation and its subsidiary operate in the seven segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions" "power supply" and "services and others." "Power supply" and "services and others" are together presented as "Other businesses" in the above list.

The business segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

Nippon Steel Chemical has changed its definition of sales from the current interim term. Following the change, sales to customers, intersegment sales and operating costs and expenses in the chemicals and non-ferrous materials sector decreased by ¥6,463 million, ¥18,136 million and ¥24,599 million respectively. The effect due to these decreases on the operating profit is nil.

Major product lines categorized by industry segment

Industry segment		Main line of business		
Steelmaking and steel fabrication		Steel products	Rails and shapes	Rails, sheet piles, H-beams and other shapes, bars, bar-in-coils, carbon steel wire rods, alloy wire rods
			Plates and sheets	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets, electrolytic tinplate, tin-free steel, galvanized sheets, other coated sheets, pre-painted sheets, electrical steel sheets
			Pipes and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold drawn, coated pipes and tubes
			Specialty steel products	Stainless steel, carbon steels for machine structural applications, alloy steels for structural applications, wire rods for springs, bearing steel, heat-resistant steel, free-cutting steel, wire rods for piano wire, high-strength steel
			Secondary products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, steel sheet members for building structures, column, welding materials, drums, bolts/nuts/washers, fabricated wire rod products, OCTG accessories, construction and civil engineering materials
		Foundry pig iron, steel ingots, etc.		Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement
		Steelmaking-related businesses		Design, maintenance and construction of mechanical, electrical and instrumentation apparatus, ocean transportation, harbor transportation, land transportation, stevedoring, warehousing, packaging, material testing and analysis, evaluation of working environments, surveys on technical information, management and operation of various facilities, security service, coal, raw materials settlement-related services
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, casting, rolls, various industrial machinery and equipment, industrial furnaces, resources recycling and environmental restoration solutions Environmental plants and water supply and sewage related facilities Construction of power plants, chemical plants, storage facilities, construction of various land and submarine pipelines Various energy-related solutions, fabrication and construction of marine structures, civil engineering, fabrication and construction of bridges, piling General building construction, steel structure construction, various truss system, standardized buildings Urban development-related solutions Iron- and steelmaking plant construction engineering, technical guidance on plant operation, licensing of iron- and steelmaking technologies		
Urban development		Urban development, condominiums and other real estates		
Chemicals and nonferrous materials		Coal tar, ammonium sulfate, cokes, various chemical products, electronic parts Titanium products, aluminum products Fine ceramic products, raw materials for ferrite, cold-rolled metal foils, catalyst substrate for purifying exhaust gas, carbon-fiber composite materials, bonding wires for semiconductors, power supply equipment		
System solutions		Engineering and consulting services pertaining to computer systems		
Other businesses	Power supply	Supply of electricity		
	Services and others	[Theme parks] Operation of space-oriented training facilities and exhibition booth, amusement facilities [Energy] Geothermal steam, hydrogen gas [Finance and insurance] Financing and management of capital, non-life insurance agency [Others] Operation of homes for the aged, planning of trainings, retail service, food		

(2) Geographic Segment Information

For the current interim term (from April 1, 2003 to September 30, 2003), prior interim term (from April 1, 2002 to September 30, 2002) and previous fiscal year (from April 1, 2002 to March 31, 2003), domestic sales are more than 90% of consolidated sales at all segments, therefore, geographic segment information is omitted.

(3) Overseas Sales

Current interim term (from April 1, 2003 to September 30, 2003)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	237,544	88,715	326,259
II Consolidated net sales			1,336,936
III Percentage of overseas sales to consolidated net sales (%)	17.8	6.6	24.4

Notes:

1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan, Thailand
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan.

Prior interim term (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	232,776	66,459	299,235
II Consolidated net sales			1,250,940
III Percentage of overseas sales to consolidated net sales (%)	18.6	5.3	23.9

Notes:

1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan) .

Fiscal 2002 (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	463,409	147,719	611,129
II Consolidated net sales			2,749,306
III Percentage of overseas sales to consolidated net sales (%)	16.8	5.4	22.2

Notes:

1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan, Thailand
   (2) North America, etc.: United States
3) Overseas sales are export sales of the Corporation and its consolidated subsidiaries and sales (other than exports to Japan) of overseas consolidated subsidiaries.

Situations after the Interim Term of Fiscal 2003

I. Establishment of Nippon Steel & Sumikin Stainless Steel Corporation in Accordance with the *Kyodo Shinsetsu Bunkatsu*

Based on the corporate split plan approved at the Board of Directors' Meeting held on June 20, 2003, Nippon Steel and Sumitomo Metal Industries, Ltd. (hereinafter referred to as "Sumitomo Metals") implemented the *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split) to establish Nippon Steel & Sumikin Stainless Steel Corporation (hereinafter referred to as "New Company") effective on October 1, 2003 as initially scheduled.

An outline of New Company is as follows.

(1) Sales	¥176.6 billion/year (total sales in fiscal 2002)
(2) Capital stock	¥5.0 billion
(3) Assets	¥97.4 billion*
(4) Liabilities	¥67.8 billion*
(5) Voting right percentage	Nippon Steel 80%, Sumitomo Metals 20%

*Approximate amount described in the corporate split report based on Article 374 Item 11 of the Commercial Code of Japan.

(2)

Overview of the Non-Consolidated Interim Financial Statements for the March 2004 Term (April 1 to September 30, 2003)

November 6, 2003

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel.: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: November 6, 2003
Interim Dividend System: Yes
Payment Start Date of Interim Dividend: -
Adoption of *tangenkabu* (lot share) system: Yes (one lot: 1,000 shares)

1. Non-Consolidated Performance for the Interim Term (April 1, 2003 to September 30, 2003)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	(%)	¥ Million	(%)	¥ Million	(%)
September 2003 interim term	882,985	8.1	67,787	170.6	47,194	456.8
September 2002 interim term	816,897	4.1	25,052	28.5	8,475	393.0
March 2003 term	1,789,706		92,279		48,359	

	(Interim) net income		(Interim) net income per share
	¥ Million	(%)	¥
September 2003 interim term	17,509	—	2.61
September 2002 interim term	(1,420)	—	(0.21)
March 2003 term	(20,447)		(3.03)

Notes:
1) Average number of shares during the term:
September 2003 interim term: 6,711,152,696
September 2002 interim term: 6,806,752,155
March 2003 term: 6,748,835,479
2) Change of accounting system: No
3) Percentages for sales, operating profit, ordinary profit and interim net income show year-over-year changes.

(2) Dividend Status

	Interim dividend per share	Annual dividend per share
	¥	¥
September 2003 interim term	0	—
September 2002 interim term	0	—
March 2003 term	—	1.50

(3) Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2003 interim term	2,711,549	792,379	29.2	117.20
September 2002 interim term	2,631,283	769,151	29.2	113.00
March 2003 term	2,588,698	713,772	27.6	107.15

Notes:

1) Total number of shares outstanding at (interim) term-end
   September 2003 interim term: 6,761,095,566
   September 2002 interim term: 6,806,638,598
   March 2003 term: 6,661,170,688
2) The number of treasury shares at (interim) term-end
   At the interim term end of fiscal 2003: 45,885,411
   At the interim term end of fiscal 2002: 342,379
   At the full-term end of fiscal 2003: 145,810,289

2. Forecast Non-Consolidated Performance for the March 2004 Fiscal Term (April 1, 2003 to March 31, 2004)

	Sales	Ordinary profit	Net income	Annual dividend per share	
				Year-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥
March 2004 term (full year)	1,830,000	120,000	55,000		

Reference: Forecast net income per share (full year): 8.13 yen

Notes:

1) Annual dividend per share amount is not presented because it has not yet been determined.
2) The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Interim-Term Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2003 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Tasks Ahead" on page 29.

3. Non-Consolidated Balance Sheets

(Millions of yen)

Account	As of September 30, 2003	As of March 31, 2003	As of September 30, 2002
Current assets	**762,591**	740,187	717,581
Cash and bank deposits	**30,706**	7,278	13,346
Notes receivable – trade	**4,426**	4,461	3,833
Accounts receivable - trade	**124,844**	164,456	114,208
Finished products, semi-finished products and work in process	**220,535**	190,136	226,652
Raw materials and supplies	**190,616**	186,616	188,449
Deferred tax assets	**800**	2,400	17,300
Other	**193,230**	186,086	154,489
Allowance for doubtful accounts	**(2,569)**	(1,248)	(699)
Fixed assets	**1,948,958**	1,848,510	1,913,701
Tangible fixed assets	**1,219,671**	1,228,455	1,257,736
Buildings and structures	**302,237**	305,278	311,466
Machinery and equipment	**619,016**	625,236	643,581
Land	**233,586**	231,316	229,844
Other	**64,831**	66,623	72,844
Intangible fixed assets	**2,580**	3,507	5,560
Intangible fixed assets	**2,580**	3,507	5,560
Investments and others	**726,706**	616,547	650,405
Investments in securities	**347,356**	270,434	335,392
Shares and investment in subsidiaries and affiliates	**331,267**	287,816	285,203
Bonds of subsidiaries and affiliates	**703**	691	691
Deferred tax asset	**—**	9,500	—
Other	**55,778**	56,342	37,100
Allowance for doubtful accounts	**(8,399)**	(8,238)	(7,982)
Total assets	**2,711,549**	2,588,698	2,631,283

(Millions of yen)

Account	As of September 30, 2003	As of March 31, 2003	As of September 30, 2002
Current liabilities	**931,789**	781,466	879,821
Notes payable – trade	**4,339**	3,975	4,965
Accounts payable – trade	**159,833**	157,483	150,043
Short-term loans and long-term loans due within one year	**257,474**	225,646	174,817
Commercial paper	**—**	20,000	114,000
Bonds and notes due within one year	**80,000**	30,000	110,000
Convertible bonds due within one year	**98,729**	—	—
Provision for loss on accidents at works	**5,000**	—	—
Other	**326,412**	344,360	325,994
Long-term liabilities	**987,381**	1,093,459	982,310
Bonds and notes	**330,000**	340,000	275,000
Convertible bonds	**—**	98,729	98,729
Long-term loans	**447,691**	473,834	445,214
Deferred tax liabilities	**31,700**	—	30,000
Accrued pension and severance costs	**67,383**	67,952	78,512
Reserve for repairs for blast furnaces	**47,722**	48,385	47,478
Allowance for loss on guarantees	**59,290**	61,300	5,040
Other	**3,594**	3,258	2,335
Total liabilities	**1,919,170**	1,874,926	1,862,131
Common stock	**419,524**	419,524	419,524
Common Stock	**419,524**	419,524	419,524
Capital surplus	**105,816**	105,518	105,518
Retained earnings	**195,602**	188,085	207,112
Voluntary reserve	**98,321**	101,432	101,432
Unappropriated income (loss) for the term	**97,280**	86,652	105,679
[Net income (loss)]	**[17,509]**	[(20,447)]	[(1,420)]
Revaluation gain or loss	**77,546**	20,039	37,058
Revaluation of available-for-sale securities	**77,546**	20,039	37,058
Treasury shares	**(6,112)**	(19,395)	(62)
Treasury shares	**(6,112)**	(19,395)	(62)
Total shareholders' equity	**792,379**	713,772	769,151
Total liabilities and shareholders' equity	**2,711,549**	2,588,698	2,631,283

4. Non-Consolidated Statements of Income

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2003	2002	2003
Net sales	**882,985**	816,897	1,789,706
Cost of sales	**(727,490)**	(712,029)	(1,537,331)
Selling, general and administrative expenses	**(87,707)**	(79,815)	(160,095)
Operating costs and expenses	**(815,197)**	(791,844)	(1,697,426)
Operating profit	**67,787**	25,052	92,279
Interest and dividend income	**4,592**	6,889	10,085
Miscellaneous	**3,028**	4,339	6,608
Non-operating profit	**7,620**	11,228	16,694
Interest expenses	**(8,903)**	(11,162)	(21,996)
Miscellaneous	**(19,310)**	(16,642)	(38,618)
Non-operating loss	**(28,214)**	(27,805)	(60,614)
Non-operating profit and loss	**(20,593)**	(16,576)	(43,920)
Ordinary profit	**47,194**	8,475	48,359
Gain on sales of tangible fixed assets	**1,802**	1,667	6,588
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**2,379**	—	—
Gain on sales of investments in securities and investments in subsidiaries and affiliates	—	—	24,357
Special profit	**4,182**	1,667	30,946
Loss on valuation of investments in securities	—	(2,980)	(41,295)
Loss on sales of investments in subsidiaries and affiliates	**(2,442)**	—	—
Special retirement allowances for voluntary retirement	**(3,817)**	(3,143)	(7,957)
Industrial water obligation fee	**(3,649)**	—	—
Provision for allowance for loss on guarantees	—	(5,040)	(61,300)
Provision for loss on accidents at works	**(5,008)**	—	—
Loss on the integration of stainless-steel business	**(6,448)**	—	—
Special loss	**(21,367)**	(11,164)	(110,553)
Income (loss) before income taxes	**30,009**	(1,020)	(31,247)
Income taxes – current	**(8,900)**	(600)	(900)
Income taxes – deferred	**(3,600)**	200	11,700
Net income (loss)	**17,509**	(1,420)	(20,447)
Profit brought forward from previous term	**79,771**	7,797	7,797
Release of legal reserve	—	99,302	99,302
Unappropriated income (loss) for the term	**97,280**	105,679	86,652

Notes to Non-Consolidated Financial Statements

I. Important Accounting Policies for Presenting the Non-Consolidated Financial Statements

1. Valuation Basis and Method for Important Assets

(1) Marketable securities including investments in securities

- Stocks of subsidiaries and affiliates are valued at cost determined by the moving average method.
- Other securities:

Marketable securities are valued by the market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

(2) Inventories

- Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
- Work in process is valued at the lower of cost or market with cost being determined by the specific identification method.
- Molds and steel rolls under Supplies are valued at the lower of cost or market with cost being determined by the periodic average method. Other supplies are valued at the lower of cost or market with cost being determined by the FIFO method.

Inventories as at the end of the interim term are determined by adding or deducting the stock in or out during the interim term following the physical inventory, taking results as at the end of the previous fiscal year.

2. Depreciation Method for Fixed Assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.

Buildings and structures: 7~60 years
Machinery and transportation equipment: 7~15 years

(2) Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of its period of intracompany use (five years) is adopted.

3. Accounting Basis for Reserves

(1) Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

(2) Provision for loss on accidents at works

In relation to the restoration/repair costs and elimination losses caused by a coke-oven gas holder explosion at the Nagoya Works, which occurred in the current interim term, rationally estimated amounts have been appropriated.

(3) Accrued pension and severance costs

To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the company's retirement and pension benefit plans.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years for the Corporation).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation), starting with the following term of accrual.

(4) Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces and hot blast stoves considering the past repairs to provide for regular large-scale repairs.

(5) To provide for the loss involved in the guarantees and others, the allowance for the loss on guarantees is provided by taking into account the financial conditions of the guaranteed.

4. Accounting for Leases
Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for by a method similar to the operating lease method.

5. Hedge accounting method
(1) Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

(2) Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds
Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

(3) Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates, foreign exchange and nickel price in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose.

(4) Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement is omitted.

6. Other Important Policies for Presenting the Non-Consolidated Financial Statements
(1) Accounting for revenue
The Corporation applies the percentage-of-completion method in accounting for revenue from large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and applies the completed contracts method for other contracts. Revenue from construction contracts accounted for by the percentage-of-completion method aggregated ¥13,131 million.

(2) Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services are not included in revenues and expenses.

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods and services and expenses are included in "Other" under current liabilities in the balance sheets after consumption tax received are offset against those paid.

II. Notes to Condensed Balance Sheets and Statement of Income

1. Accumulated depreciation deducted from tangible fixed assets was ¥4,033,983 million as at September 30, 2003 (¥3,995,059 million as at March 31, 2003; ¥3,952,671 million as at September 30, 2002).

2. The ending balance of guarantee of loans was ¥50,269 million as at September 30, 2003 as at September 30, 2003 (¥67,286 million as at March 31, 2003; ¥83,650 million as at September 30, 2002), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥45,656 million as at September 30, 2003 (¥62,482 million as at March 31, 2003; ¥79,939 million as at September 30, 2002).

The ending balance of the comitted guarantee of loans was ¥36,510 million as at September 30, 2003 (¥52,039 million as at March 31, 2003; ¥102,279 million as at September 30, 2002), and the substantial amount taking into account the comitted guarantee of loans undertaken by others was ¥27,387 million as at September 30, 2003 (¥40,187 million as at March 31, 2003; ¥87,996 million as at September 30, 2002).

Situations after the Interim Term of Fiscal 2003

I. Establishment of Nippon Steel & Sumikin Stainless Steel Corporation in Accordance with the *Kyodo Shinsetsu Bunkatsu*

Based on the corporate split plan approved at the Board of Directors' Meeting held on June 20, 2003, Nippon Steel and Sumitomo Metal Industries, Ltd. (hereinafter referred to as "Sumitomo Metals") implemented the *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split) to establish Nippon Steel & Sumikin Stainless Steel Corporation (hereinafter referred to as "New Company") effective on October 1, 2003 as initially scheduled.

An outline of New Company is as follows.

(1) Sales	¥176.6 billion/year (total sales in fiscal 2002)
(2) Capital stock	¥5.0 billion
(3) Assets	¥97.4 billion*
(4) Liabilities	¥67.8 billion*
(5) Voting right percentage	Nippon Steel 80%, Sumitomo Metals 20%

*Approximate amount described in the corporate split report based on Article 374 Item 11 of the Commercial Code of Japan.

Reference **(Non-Consolidated)**

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen; Ratio: %)

Segment	Item	First half of fiscal 2003	Second half of fiscal 2002	First half of fiscal 2002	Previous year (fiscal 2002)
Steel products	Quantity (Unit price) Amount	14,501 (¥53,234) 771,944	14,752 (¥51,204) 755,379	14,419 (¥48,180) 694,677	29,171 (¥49,709) 1,450,056
Pig iron and steel ingots	Amount	10,461	10,014	9,056	19,071
Engineering and construction	Amount	70,394	172,206	79,709	251,916
Chemicals and nonferrous materials, power supply and others	Amount	30,184	35,208	33,453	68,662
Total (exports, inclusive)	Amount	882,985 (266,781)	972,809 (252,743)	816,897 (246,414)	1,789,706 (499,158)

Comparison of Production Performance

(Thousand tons)

Product	First half of fiscal 2003	Second half of fiscal 2002	First half of fiscal 2002	Previous year (fiscal 2002)
Pig iron	14,090	13,700	13,919	27,619
Crude steel	15,204	14,898	15,003	29,902
Steel products	14,209	14,235	13,987	28,222

Comparison of Ordinary Profit and Loss

(Millions of yen)

Item	First half of fiscal 2003		Second half of fiscal 2002		Variance
	Amount	%	Amount	%	
Net sales	882,985	100.0	972,809	100.0	(89,823)
Cost of sales Selling, general and administrative expenses	(727,490) (87,707)		(825,301) (80,280)		97,811 (7,427)
Operating expenses	(815,197)		(905,581)		90,384
Operating profit	67,787	7.7	67,227	6.9	560
Interest and dividend income Interest expense and discount charges Other non-operating profits and loss	4,592 (8,903) (16,282)		3,196 (10,833) (19,707)		1,395 1,929 3,425
Non-operating profit and loss	(20,593)		(27,344)		6,750
Ordinary profit	47,194	5.3	39,883	4.1	7,310

File No. 82-5175

News Release

Back Number ▶ 2004 | 2003 | 2002 | 2001 |

04 ... -2 ... 7:21

(D)

December 23.2003	Establishment of a Joint Venture to Manufacture and Sell Automotive Steel Sheets
December 15.2003	Establishment of A Joint Venture for Coke Manufacture and Sale in China
November 6.2003	Financial results for the first half of fiscal 2003
October 28.2003	Enhanced Cooperation between Nippon Steel and Ispat Group in North America
September 18.2003	Recovery from gas holder explosion at Nagoya Works
September 9.2003	Outlook on fiscal 2003 (April 1
September 8.2003	Explosion of Nagoya Works Coke-oven-gas Holder: Its Effect toon Production
September 7.2003	Current retrieval situation on the production at Nagoya Works of Nippon Steel Corporation
September 4.2003	Explosion of Coke-Oven-Gas Holder at Nagoya Works of Nippon Steel Corporation
July 22.2003	Nippon Steel and Baoshan have reached a basic agreement to establish a joint venture producing and selling automotive sheet steels.
July 8.2003	Honorary Chairman Imai Awarded Honorary Companion of the Order of Australia
June 20.2003	Preparation of Divestiture Plan regarding Stainless Steel Business Integration between Nippon Steel Corporation and Sumitomo Metal Industries
May 20.2003	Receipt of Order for 2 units of Coke Dry Quenching Equipment (CDQ) from POSCO
May 28.2003	Wacker NSCE will become a wholly-owned subsidiary of Wacker-Chemie group
May 9.2003	Financial Results for 2002FY(April 1
April 1.2003	Medium-Term Consolidated Business Plan (for FY 2003 through FY 2005)
February 3.2003	Supply of HF-ERW Line Pipe for Bass-Gas Project in Australia
January 30.2003	Announcement(elect of the chairman and president)
January 27.2003	The Integration of the Stainless Steel Businesses of Nippon Steel Corporation and Sumitomo Metal Industries

File No. 82-5175

File No. 82-5175

News Release

Establishment of a Joint Venture to Manufacture and Sell Automotive Steel Sheets

December 23.2003



Today, Nippon Steel Corporation (President MIMURA Akio, NSC), Baoshan Iron & Steel Corporation (President AI Baojun, Baoshan) and Arcelor (CEO Guy DOLLE) signed a Joint Venture Agreement to establish a company on Baosteel's premises in Baoshan District, Shanghai, to manufacture and sell automotive steel sheets.

NSC and Baoshan, having earlier reached a basic accord to establish the joint venture to meet the demand for high-grade automotive steel sheets in China, for which medium- and long-term growth is expected, exchanged a letter of intent on July 22nd of this year. Detailed terms and conditions have been negotiated since then, and the Joint Venture Agreement has finally been signed.

Arcelor, which is in the Global Strategic Alliance with NSC, has appraised this project highly. As the three parties have reached a common understanding, Arcelor has decided to join the joint venture. NSC and Baoshan expect that Arcelor's participation will contribute greatly to strengthening the competitiveness of the newly formed venture and help the venture secure an eminent position in the market by allowing it to respond more effectively to all kinds of needs of carmakers in China.

Through this joint venture, NSC will establish a global supply network of high quality steel sheets for automobiles and enhance services to the carmakers who are expanding their businesses globally. NSC is convinced that this joint venture will greatly contribute to the development of the Chinese steel and automotive industry.

As Baoshan has already started construction of the production facilities of the joint venture, the three companies plan to establish the joint venture company upon obtaining the approval of the Chinese government and start commercial operations in May 2005.

Outline of the joint venture company

Company name: Shanghai Baosteel-NSC/Arcelor Automotive Steel Sheets Co.,Ltd.
Business: Manufacture and sale of automotive steel sheets (cold-rolled sheets and hot-dip galvanized sheets)
Total investment: 6.5 billion Yuan
Registered capital: 3 billion Yuan
Equity: (Chinese capital) Baoshan 50%(Foreign capital) NSC 38%, Arcelor 12%
Location: On the premises of Baoshan in Baoshan District, Shanghai
Schedule: Production is expected to start in May 2005
For further information, contact:
Public Relations Center, General Administrative Div.
Nippon Steel Corporation (Phone: 03-3275-5022/5023)

File No. 82-5175

News Release

Establishment of A Joint Venture for Coke Manufacture and Sale in China

December 15.2003

Nippon Steel Corporation (president: Akio Mimura) has come to an agreement with Kanematsu Corporation (president: Tadashi Kurachi) and Tianjin Tiantie Coking and Chemical Co., Ltd., hereinafter referred to as "Tianjin Tiantie", a company from which Nippon Steel procures coke in China, on the establishment of a joint corporation for the manufacture and sale of coke, etc. in Tianjin City, China.

The new plant of the joint venture will be built on the site owned by Tianjin Tiantie, adjacent to its existing coke plant. By utilizing the existing infrastructure, the amount of investment is planned to be held down to about a half of that for its existing facility. Also, the new plant's proximity to Tianjin New Port (23km) gives a locational advantage for the export of coke. Through equity participation, Nippon Steel seeks to secure stable supplies of coke.

Main contents of the joint venture
(1) Name of the company: Tianjin Tiesong Coking Co., Ltd.
(2) Location: Tianjin City in the People's Republic of China (on the adjacent site to the existing coke plant of Tianjin Tiantie
(3) Form of the company: a China-foreign country limited partnership
(4) Main business: Coke manufacture and sale
(5) Production: 1 million tons a year
(6) Total amount of investment: 815 million yuan (about ¥10.8 billion)
(7) Registered capital: 415 million yuan (about ¥5.5 billion)
Equity ratio:
Tianjin Tiantie: 269.75 million RMB (about ¥3.56 billion, 65%)
Kanematsu: 137.5 million RMB (about ¥1.37 billion, 25%)
Nippon Steel: 41.5 million RMB (about ¥550 million, 10%)

For the balance (400 million yuan) between the total amount of investment and the registered capital, borrowings will be made.
(8) Number of employees: about 460
(9) Preferential right of taking deliveries: Nippon Steel and Kanematsu have the preferential right to take deliveries of their combined total of 300,000 tons a year.
(10) Board of directors: 5 members: Nippon Steel has the right to nominate 1 person, Kanamatsu 1 person and Tianjin Tiantie 3 persons for the board. President will be nominated by Tianjin Tiantie, and Vice President (1 person)

by Kanematsu.

(11) Schedule:

Establishment of the joint venture: January 2004

Start of construction of the plant: March 2004

Completion of the plant: March 2005

Start of production: around July to August 2005.

- End -

Please direct any inquiries to the Public Relations Center at 03-3275-5021.

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

News Release

Financial results for the first half of fiscal 2003 November 6.2003

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inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

News Release

Enhanced Cooperation between Nippon Steel and Ispat Group in North America

October 28.2003

Nippon Steel Corporation(President : Akio Mimura, "NSC"), Ispat International N. V. ("IINV" in the Netherlands) and Ispat Inland Inc. ("III" in the USA) (collectively "the Parties") have agreed to cooperate further to enhance the efficiency of their respective operations, mainly in automotive applications in North America based on their joint venture operations, I/N Tek and I/N Kote, their core business in this field in North America.

The Parties have jointly established I/N Tek and I/N Kote based on NSC's technology, and have supplied high quality steel sheets mainly to Japanese transplant automotive manufacturers in North America. Under the growing need for improved environmental and safety performance, automotive customers' requirements for quality products are becoming higher and more stringent. Thanks to the superior technology of NSC and good, stable, long term relationships between customers and the Parties established and held through I/N ventures, the Parties are continuing to develop and supply higher quality products even more consistently.

NSC has agreed not only to continue strengthening its technical cooperation with III, I/N Tek and I/N Kote in improving quality and equipment, but also to provide new product technology, including high tensile strength steel products, and the Parties have signed a framework agreement to facilitate such activities.

With this agreement, NSC, with both its own products and those from its alliance partner in Europe, Arcelor, is setting out to establish a global supply system for high quality automotive steel sheets.

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inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

News Release

Recovery from gas holder explosion at Nagoya Works September 18.2003

The state of the recovery from the above accident as of today is as follows.

Regarding the blast furnace operation, we obtained the confirmation of the authorities concerned on September 13 that the proposed use of BOF (converter) gasholder for blast furnace gas satisfied the technical standards under the Gas Industry Law. Accordingly, we resumed the two-blast-furnace operation on September 17 paying close attention to the assurance of safety and accident prevention.

We are endeavoring to restore the normal blast furnace operation, carefully adjusting the gas balance in Nagoya Works and always giving top priority to safety and accident prevention. Although further confirmation is needed, the production of pig iron, about which we previously said that 90% would be restored by the end of September, is likely to be moved up considerably. As a result, pig iron production losses up to December are also expected to be much smaller than initially thought.

The rolling processes are also being operated with careful attention to the maintenance of gas balance. By now, all lines are more or less smoothly functioning.

As for products delivery, the entire company will devote effort to minimize the effects of the accident to our customers. To our regret, however, the low pig iron output during the several days following the accident is making the matter challenging. Each line is increasing production to the extent possible under the current feed supply. Despite emergency measures so far taken such as diverting production to our other steelworks while taking inventory conditions into account, we are still compelled to request adjustments in lead-time to our customers on a case-by-case basis. We deeply regret the great inconvenience caused them by this situation.

We request kind understanding and cooperation of our customers and those concerned.

Contact about this matter:

File No. 82-5175

Public Relations Center
General Administration Division
Nippon Steel Corporation
Phone: +81-3-3275-5021 and -5023

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

File No. 82-5175

News Release

Outlook on fiscal 2003 (April 1,2003– March 31,2004) September 9.2003

The outlook of business results of Nippon Steel Corporation for the interim period of the year ended March 31,2004 is outlined below.

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News Release

Explosion of Nagoya Works Coke-oven-gas Holder: Its Effect toon Production, Prospects of Restoration and Future Procedures

September 8.2003

We wish to take this opportunity to express our sincere apologies to the people in the local community, customers and associated companies, as well as the public authorities and those concerned, for the great trouble, anxiety and inconvenience caused by the explosion of the coke-oven-gas (COG) holder of our Nagoya Works on September 3rd.

The cause of the explosion is currently under investigation by the authorities concerned with our full cooperation and at this stage it has not been specified. We will devise all possible safety measures to prevent similar accidents in the future and are determined to do our utmost to resume production as soon as possible.

Fifteen of our company and associated firm employees suffered injuries due to the explosion. Of the injured, fourteen returned home the same day after receiving medical treatment and one still remains in hospital. This patient is recovering steadily and expected to be released from hospital within a few days.

Regarding the effect to our production facilities, a total of three gas holders were incapacitated by the explosion, namely, in addition to the subject 40,000 cubic meter COG holder, one adjacent 100,000 m3 COG holder (which was under inspection at the time of the accident) and another 100,000 m3 blast furnace gas (BFG) holder. As a result, the supply of hot blast to blast furnaces has had to be suspended.

Also, processes such as reheating furnaces of hot strip and plate mills, continuous annealing furnaces and continuous galvanizing lines that utilize COG and BFG as fuels have been forced to suspend operations temporarily due to the stoppage of gas supplies. However, no related problems have occurred at facilities beyond those affected by the gas holders. Therefore, the operations of processes such as steelmaking, cold rolling, finishing and shipment have not been affected even with the halt of gas supplies.

As a result of our all-out efforts to start immediately after the accident, coke ovens restarted operation on the following September 4th. As this has enabled the supply of COG gas, nearly all production lines have resumed

operations by now. We expect that, after some start-up period, all lines will be able to return to normal levels of operation by the end of September.

Until the full-scale restoration of gas holder operations, we will focus our efforts on the stabilization of BFG and COG generation. At the same time, we will ensure the smooth operation of major production lines while carefully controlling the gas balance within Nagoya Works. At this stage, we consider that we will be able to restore the two-blast-furnace set-up by the middle of September, and achieve 90% of the normal operating level by the end of the month. To our regret, however, due to the effect of the starting-up time required, pig iron production at Nagoya Works in September is likely to be 200,000-300,000 tons below the 580,000 ton target. By the end of the third (Oct-Dec) quarter, a total of approximately 500,000 tons is expected to be lost.

As for the incapacitated gas holders, we are doing our best to restore them as soon as possible with the kind cooperation of the equipment and machinery makers involved, while implementing thorough safety measures.

Reference: State of plant operation

Process Resumption Present state
Coke oven Sept 4 Returned to normal levels
Blast furnace Sept 6 Starting-up (at present one BF is operating)
Steelmaking Sept 6 In operation (production is rising in line with increasing pig iron supply)
Plate mill Sept 9 (est.) Start-up in preparation
Pipe mill Sept 4 In operation
Hot rolling mill Sept 8 Operation start at 8:55 on Sept 8
Cold rolling mill Sept 4 In operation
Continuous annealing line Sept 6 In operation
Galvanizing line Sept 6 No. 1 to No. 6 CGLs: 23:00 on Sept 6EGL: 9:00 on Sept 7
Tinning line Sept 4 In operation

Regarding the situation concerning our customers and related companies, the current steel market is extremely tight, reflecting the robust demand from China and other Asian countries. The recent accident is a serious hindrance to our production at such a critical time and we deeply regret the great inconvenience caused to our customers and the companies concerned.

As explained above, the September pig iron output at Nagoya Works is expected to be considerably below the planned amount. In view of this decline in pig iron output, we will step up company-wide production rearrangements to utilize rolling and other downstream capacities to the

fullest extent. Regarding steel products where delivery time is imminent, we are taking all possible measures such as diverting production to our other steelworks, requesting the assistance of other steelmakers or asking for readjustments of lead time. We are doing our best to obtain the understanding and cooperation of our customers and those concerned in these matters.

As we will strive for the earliest possible resumption of normal operations at Nagoya Works, your kind understanding will be sincerely appreciated.

For further information: P.R.Center +81-3-3275-5021

News Release

Current retrieval situation on the production at Nagoya Works of Nippon Steel Corporation

September 7.2003

As of September 7th, 2003, Nippon Steel has restarted the operation of the following facilities at Nagoya Works.

Further, in order to avoid any inconvenience to our customers, we are taking all possible measures to retrieve the rest of the facilities that are currently under the preparation as soon as possible.

We are planning to explain our retrieval condition of Nagoya Works on and after September 8th.

【The Facilities which we have restarted the operation】

1. Since the operation of the coke oven facilities was restarted on September 4th, the following facilities that utilize the coke-oven-gas as fuel have been retrieved gradually after 11:00 pm on September 6th.
- Continuous Annealing and Processing Lines (#1 C.A.P.L. and #2 C.A.P.L.)
- Continuous Galvanizing Lines (#1 CGL and #5CGL)

2. From 0:00 am on September 6th, one of the two blast furnaces at Nagoya Works was restarted its production. We are operating the steel making plants smoothly at the appropriate rate that keeps the balances of the blast furnace production.

3. The facilities that do not use the fuel gas such as cold-strip mill, tin-plate mill, and pipe mill, were retrieved their productions gradually after 7:00 am on September 4th.

4. Hot-strip mill and heavy plate mill that require the coke-oven-gas as fuel are currently under the preparation for the early recovery.

For further information: P.R.Center +81-3-3275-5021/5022/5023

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

News Release

Explosion of Coke-Oven-Gas Holder at Nagoya Works of Nippon Steel Corporation

September 4.2003

At about 7:42 pm on September 3rd, 2003, the coke-oven-gas holder on the premises of Nagoya Works exploded and caught fire. The accident was immediately reported to the fire authorities and police. Fire fighting started promptly and the blaze was extinguished at 3:26 am on September 4th.

We sincerely apologize for the great trouble, anxiety and inconvenience caused to the people of the local community and those concerned.

It is with deep regret that we inform you that ten Nippon Steel and five associated company employees were injured by scattering debris of glass, etc. They were immediately taken to hospitals for medical treatment. Fortunately, none of their conditions was life-threatening and fourteen of the injured have already been released from hospital. We will look after those affected by the accident with sincerity.

The cause of the explosion is under investigation by the authorities with our full cooperation. The effect of the incident to our production is also being investigated.

We are determined to do all we can never to repeat similar accidents in the future. We will implement all possible measures for this purpose and strengthen our safety inspection system.

Inquiries about this matter should be addressed to:

Public Relations Center
Nippon Steel Corporation
Phone: 03-3275-5022 and -5023

File No. 82-5175

News Release

Nippon Steel and Baoshan have reached a basic agreement to establish a joint venture producing and selling automotive sheet steels.

July 22.2003



Nippon Steel Corporation
Baoshan Iron & Steel Co., Ltd.

Nippon Steel Corporation ("NSC") and Baoshan Iron & Steel Co., Ltd. ("Baoshan") have basically agreed to establish a joint venture ("JV") in the Baoshan compound for producing and selling automotive sheet steels and signed a letter of intent on July 22, 2003. The JV will aim to meet demand for high-grade automotive sheet steels that is expected to grow in China in the medium and long term, with the growth of the automotive market.

NSC and Baoshan will discuss details of terms and conditions based on the above basic agreement and aim to sign definitive agreements within this year. The start of operation of the JV is scheduled for May 2005, subject to the approval of the Chinese authority.

Baoshan was established through the efforts of Chinese people and the cooperation of NSC as a symbolic project of economic cooperation between the two nations following the conclusion of the Treaty of Peace and Friendship between Japan and The People's Republic of China in 1978. Since its birth, Baoshan has greatly contributed to the development of the Chinese economy and has also deepened its relationship with NSC in various fields. Now, NSC and Baoshan firmly believe that through the JV, both companies will be able to contribute more to the development of the Chinese steel and automotive industries and to the strengthening of the ties of economic cooperation between both countries.

File No. 82-5175

Xie Qihua
was born in June 1943
1966 She graduated from Qinghua University as a professor-level senior engineer
1968 She began her career in steel industry
Oct. 1978 She joined Baosteel
Jul. 1990 She was promoted to be vice commander of Baosteel Project Headquarters.
1993 Director of the Planning and Development Department of Baosteel
1994-1998 Vice Chairman of Baosteel Group Corporation.
Nov.1998 Vice Chairman and president of Shanghai Baosteel Group Corporation
2000 Chairperson of Baoshan Iron & Steel Co. Ltd.
since
Feb.2003 Chairperson of Shanghai Baosteel Group Corporation

Ai Baojun
was born in February 1960
1983 He graduated from Northeast University
1988 He was awarded a master degree in enterprise project management and a senior accountant
1990-1991 He continued his studies in USA
Sept.1994 He joined Baosteel.
1998 Director, vice president, chief accountant, Shanghai Baosteel Group Company
1999 Vice Chairman and President, Baoshan Iron & Steel Co.,

He was awarded a title of honored Ph. D by Maastricht School of Management, Netherlands.